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Filed pursuant to Rule 424(b)(3)
SEC File No. 333-163300

PROSPECTUS

TRIUMPH GROUP, INC.

Offer to Exchange

All Outstanding 8% Senior Notes due 2017
issued November 16, 2009
($175,000,000 aggregate principal amount outstanding)
for newly-issued, registered
8% Senior Notes Due 2017
This exchange offer will expire at 5:00 p.m.,
New York City time, on March 16, 2010, unless extended.

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  We are offering to exchange $175,000,000 aggregate principal amount of our 8% senior notes due November 15, 2017, registered under the Securities Act of 1933, as amended, or the "Securities Act," and referred to in this prospectus as the new notes, for all $175,000,000 aggregate principal amount of outstanding unregistered 8% senior notes due November 15, 2017 issued on November 16, 2009, which are referred to in this prospectus as the old notes.

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  Subject to the terms of this exchange offer, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer.

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  The terms of the new notes will be substantially identical to the terms of the old notes, except that the new notes will be registered under the Securities Act and will generally not be subject to transfer restrictions or registration rights. The old notes were issued in reliance upon an available exemption from the registration requirements of the Securities Act.

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  We will pay interest on the new notes on each May 15 and November 15, beginning May 15, 2010.

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  The new notes will be fully and unconditionally guaranteed on a senior unsecured basis by our material domestic subsidiaries who have guaranteed our obligations with respect to our senior credit facilities and the old notes.

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  We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.

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  The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the "SEC").

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  The exchange of old notes for new notes pursuant to this exchange offer generally should not be a taxable event for U.S. federal income tax purposes. See "Certain Material U.S. Federal Income Tax Consequences."

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  We will not receive any proceeds from this exchange offer.

        Investing in the new notes involves risks. You should consider carefully the risk factors beginning on page 17 of this prospectus before tendering your old notes in this exchange offer.

        Neither the SEC nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any such resale until the earlier of 180 days after the closing of this exchange offer or the date on which each such broker-dealer has resold all of the new notes acquired by it in this exchange offer. See "Plan of Distribution."

The date of this prospectus is February 16, 2010

        You should rely only on the information in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange and issue the new notes in any jurisdiction where the offer or exchange is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

        This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would violate the securities or blue sky laws of that jurisdiction.

        This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge upon written or oral request directed to: Investor Relations, Triumph Group, Inc., 1550 Liberty Ridge Drive, Suite 100, Wayne, Pennsylvania 19087; telephone number: (610) 251-1000. To obtain timely delivery, you must request the information no later than March 9, 2010, which is five business days prior to the expiration of this exchange offer.

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FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference statements that are forward-looking statements within the meaning of the federal securities laws, including statements about our expectations, beliefs, intentions and strategies for the future. We have identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology.

        These statements involve known and unknown risks and uncertainties, including risks resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities and other business conditions. Our actual results may differ materially from results anticipated in these forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include but are not limited to:

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  integration of acquired businesses;

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  availability of required capital;

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  product liabilities in excess of insurance;

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  technological developments;

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  dependence of certain of our businesses on certain key customers;

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  limited availability of raw materials;

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  limited availability of skilled personnel;

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  costs and expenses and any liabilities associated with pending or threatened litigation;

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  the effects of customers canceling or modifying orders;

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  the effect on our revenues of political and legal processes and potential defense budget reductions by government customers;

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  the impact of volatile fuel prices on the airline industry;

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  long-term trends in passenger and cargo traffic in the airline industry;

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  changes in governmental regulation;

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  international hostilities and terrorism; and

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  general economic conditions or cyclical factors affecting the aerospace industry or our business segments.

        We base our forward-looking statements on information currently available to us, and we undertake no obligation to update these statements, whether as a result of changes in underlying factors, new information, future events or other developments. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above as well as those discussed under the caption "Risk Factors."

ii

 INDUSTRY AND MARKET DATA

        In this prospectus and the documents incorporated by reference herein, we refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in this prospectus and the documents incorporated by reference herein are based on independent industry and trade publications or other publicly available information, or information from original equipment manufacturers, or "OEMs," while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this prospectus and the documents incorporated by reference herein, and our management's knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified, and we cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data and the market share estimates set forth in this prospectus and the documents incorporated by reference herein, and beliefs and estimates based thereon, may not be reliable.

iii

SUMMARY

        This summary contains basic information about our company and the exchange offer. It may not contain all the information that may be important to you. Investors should carefully read this entire prospectus, including the information set forth under "Risk Factors" and in our consolidated financial statements and related notes and other documents incorporated by reference herein before making an investment decision. Unless otherwise indicated or required by the context, the terms "Triumph," the "Company," "we," "us," and "our," refer to Triumph Group, Inc. and its consolidated subsidiaries. Unless otherwise noted, references to years are to our fiscal years, which end on March 31.

 Our Company

        We are a leader in manufacturing and overhauling aerospace systems and components serving a broad spectrum of companies within the aerospace industry. Our clients include original equipment manufacturers, or "OEMs," of commercial, military, regional and business aircraft and components, as well as commercial airlines and air cargo carriers. We design, engineer, manufacture, repair and overhaul aircraft components, such as hydraulic, mechanical and electromechanical control systems, aircraft and engine accessories, structural components and assemblies, non-structural composite components, auxiliary power units, or "APUs," avionics and aircraft instruments. Our diversification, coupled with our ever-broadening product offering, allows us to respond to the changing needs of our customers and the marketplace. Operating in a highly fragmented industry, we are well positioned as one of the few companies worldwide that can offer a wide solution of products, services and systems to the largest aerospace and airline companies in the industry. For the fiscal year ended March 31, 2009 and the nine months ended December 31, 2009, we generated net sales of $1,240 million and $942.8 million, respectively.

        Headquartered in Wayne, Pennsylvania, we operate as a group of 41 aerospace companies with 54 locations in the United States, Europe, Mexico and Thailand. Because each of our companies maintains its own identity, specialized skills, and distinct customer base, we as a whole possess flexibility to respond to changes in the marketplace, including combining individual companies' products and services to serve our customers.

        Our customer base includes nearly all of the world's major OEMs and commercial airlines, the U.S. military and a number of air cargo carriers. We provide parts, assemblies and services to the following platforms:

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  Large Commercial Jets, such as Boeing 737, 747, 767, 777, 787 and Airbus 319, 320, 321, 330, 350, 380;

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  Military Aircraft, such as Boeing C-17 Globemaster III, F/A-18 Hornet, V-22 Osprey, CH-47 Chinook, Sikorsky UH-60 Black Hawk, Lockheed Martin F-16 Fighting Falcon and F-35 Lightning II, Northrop Grumman E-2C Hawkeye 2000, and Space Vehicles, such as Delta Launch Space Vehicle and International Space Station;

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  Business Jets, such as Cessna, Gulfstream, Bombardier, Challenger and Learjet; and

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  Regional Commercial Jets, such as Bombardier CRJ100/200, CRJ700 and Embraer ERJ 135/145, ERJ 170/190.

 Our Business Segments

        We offer our products and services through two operating segments: Triumph Aerospace Systems Group ("Aerospace Systems") and Triumph Aftermarket Services Group ("Aftermarket Services").

Aerospace Systems

        Aerospace Systems engages in the design and development, manufacture, repair, sales and life cycle support of complete metallic structural assemblies, as well as mechanical, electromechanical, hydraulic, and hydromechanical control systems. The entire range of these opportunities is available with a single point of customer contact within the Aerospace Systems segment, giving us what we believe to be a significant competitive advantage over many of our peers; from individual components to satisfy a specific line or spares requirement; to kits of components or assemblies delivered just in time at point-of-use to support customer production; to highly integrated systems of structure and/or controls to be installed far down a customer's assembly line. Aerospace Systems also performs complex machining processes, machining capabilities and structural component forming, and provides customers with the full range of structural components, as well as complete assemblies and subassemblies. The segment services aerospace OEMs and the top-tier manufacturers who supply them, airlines, air cargo carriers, and domestic and foreign militaries. For the fiscal year ended March 31, 2009 and the nine months ended December 31, 2009, Aerospace Systems generated net sales before inter-segment eliminations of $988.4 million and $779.3 million, respectively.

Business Description	Select Products/Services	Primary End Markets

•       Designs, engineers, manufactures and builds complete mechanical, electromechanical and hydraulic systems

•       Performs complex manufacturing, machining and forming processes for full range of structural components and higher-level assemblies

•       Acoustic insulation systems

•       Aircraft and engine mounted accessory drive

•       Cockpit control levers

•       Composite and metal bonding

•       Composite ducts and floor panels

•       Control system valve bodies

•       Exhaust nozzles and ducting

•       Floor beams

•       Heat exchangers

•       High-lift actuation

•       Landing gear actuation systems

•       Landing gear components and assemblies

•       Main engine gear box assemblies

•       Primary and secondary flight control systems

•       Stretch-formed leading edges and fuselage skins

•       Windows and window assemblies

•       Wing spars and stringers

• Aerospace OEMs and the top-tier manufacturers that supply them • Domestic and foreign militaries • Airlines • Air cargo carriers

Aftermarket Services

        Aftermarket Services performs maintenance, repair, and overhaul services ("MRO") and supplies spare parts of various types of cockpit instruments and gauges for the commercial and military aviation industry and primarily services the world's airline and air cargo carrier customers. Aftermarket Services also designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbine engine components. It offers comprehensive MRO solutions, leasing packages, exchange programs and FAA-approved repairs and parts manufacturing options as well as providing repair services, aftermarket parts and services to airline, air cargo and third-party overhaul facilities. The segment offers repair capability for FAA-approved assemblies which range from detailed components to complex subsystems including APUs, thrust reversers, flight controls, engine accessories and avionics. Some specialties include navigation, flight, and engine monitoring instruments as well as autopilots, voice and data recorders, smoke detection systems and aircraft lighting. For the fiscal year ended March 31, 2009 and the nine months ended December 31, 2009, Aftermarket Services generated net sales before inter-segment eliminations of $254.6 million and $166.5 million, respectively.

Business Description	Select Products/Services	Primary End Markets

•       Repairs and overhauls complex operational components, such as constant speed drives, thrust reversers and various types of cockpit instruments and gauges for commercial airlines

•       Operates APU repair and overhaul business

•       Performs advanced manufacturing and fabrication processes to deliver precision detail parts and complete component assemblies

•       Applies high temperature coatings for both internal and external customers

•       Refurbishes aircraft interiors

Repairs and overhauls:

•       Air cycle machines

•       APUs

•       Cockpit instrumentation

•       Constant speed drives

•       Engine and airframe accessories

•       Flight control surfaces

•       Integrated drive generators

•       Nacelles

•       Remote sensors

•       Thrust reversers

Fabricates, repairs or overhauls:

•       Blades and vanes

•       Cabin interior panes, shades, light lenses and other plastic components

•       Combustors

•       Stators

•       Transition ducts

Refurbishes airline interior products:

•       Sidewalls

•       Light assemblies

•       Overhead bins

• Airlines • Air cargo carriers • Military

Industry Overview

        We compete globally in the aerospace industry, focusing on aircraft and parts manufacturing as well as aircraft maintenance, repair and overhaul. Our customers include some of the world's major commercial airlines and OEMs (including Boeing, Airbus (a division of EADS NV), Bell Helicopter (a division of Textron), Sikorsky (a division of United Technologies), Lockheed Martin, Raytheon and Honeywell), the U.S. military and air cargo carriers such as Federal Express and United Parcel Service. Our industry is highly regulated in the United States by the Federal Aviation Administration, or "FAA," and by similar agencies in other countries. Participants in our industry must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models.

        The outlook for the aircraft, engine and parts manufacturing industry remains stable, despite uncertain economic conditions in 2009 and 2010. In the current economic climate, we may continue to see cancellations and deferrals of commercial aircraft orders, but this is not expected to be widespread. To date, the OEMs have been able to accelerate other orders to compensate for the deferrals, although this may not be sustainable. According to Boeing's latest Current Market Outlook 2008–2028, demand for new aircraft is projected to total 29,000 over the next 20 years, which represents more than $3.2 trillion (in 2008 dollars) in that time period.

        From 2005 through 2008, Boeing and Airbus experienced significant order intake and backlog growth. In that period, the two manufacturers obtained combined total orders of approximately 8,400 aircraft. During that same period, their aggregate backlog increased from nearly 2,600 to over 7,400 aircraft. However, many industry experts believe that due to declining demand for commercial air travel, including both passenger and freight activity, annual commercial orders could fall behind industry deliveries in 2009, resulting in a decrease in aggregate backlog. Despite the anticipated order slowdown, high backlog levels continue to drive stable production and delivery forecasts for 2009 and 2010 from both Boeing and Airbus. Boeing and Airbus expect to deliver approximately 960 aircraft in 2009. The following table sets forth the historical deliveries of Boeing and Airbus for 2003 through 2008, and their announced delivery expectations for 2009.

	2003	2004	2005	2006	2007	2008	2009(1)
Boeing	281	285	290	398	441	375	480
Airbus	305	320	378	434	453	483	483
Total	586	605	668	832	894	858	963

(1)
Boeing has announced that it expects its 2009 deliveries to be between 480–485. Airbus deliveries of 483 are estimates, based on Airbus public statements.

        Airlines ordered a large number of planes between 2005 and 2008 in a global trend of fleet renewal. The newer aircraft now being constructed by the likes of Boeing and Airbus are lighter, more fuel efficient and technologically superior to the point that not having these aircraft in an airline fleet could potentially be operationally detrimental. The fuel price crisis experienced during the majority of 2008 saw many airlines retire older, less fuel-efficient aircraft. In doing so, airlines have effectively cemented their requirement for new aircraft in order to expand future capacity.

        Airlines located in emerging markets, such as China and India in particular, have seen growth outpacing the more traditional aircraft markets. Boeing believes that China will need to more than triple the size of its fleet to 4,610 airplanes by 2028, up from the current fleet of 1,430 aircraft. Boeing forecasts total volume growth for Chinese air transport over the next two decades of about 7.8% a year, compared to the global average of 4.9%. According to Boeing, China's airlines are expected to take delivery of 3,770 new aircraft, worth $400.0 billion, over the next 20-year period. Boeing expects that 2,670, or 70%, of the new deliveries will be single-aisle airplanes serving the domestic market. Air traffic within China is expected to grow at 8.6% annually over the next 20 years. Similar to growth in China, air traffic within Southwest Asia, including India, is expected to grow at 8.7% annually over the next 20 years with estimated fleet growth of 6.7%, or 1,180 aircraft, valued at $120.0 billion.

        The United States Department of Defense is a significant purchaser of aviation assets and services. The overall U.S. Defense budget is over $680.0 billion including the Defense Supplemental, with approximately $30.0 billion of that spent on aviation. We believe that while overall military budgets are expected to be flat, spending on certain key programs is expected to grow. Lockheed Martin is developing the Joint Strike Fighter, or "JSF," now named the F-35 Lightning II. The U.S. Department of Defense procured 12 F-35 Lightning's in 2008, and we believe the build rates are expected to grow to 90 per year by 2013 for use by both the U.S. Air Force and Navy. Expenditures for the F-35 are estimated to be over $9.0 billion per year by 2013. The U.S. Marine Corps purchased 21 V-22 Osprey's in 2008 and is expected to purchase 30 per year through 2014. Expenditures for the V-22 are expected to be greater than $2.0 billion per year. We believe the U.S. Department of Defense is expected to continue to purchase approximately 80 H-60's (both the U.S. Army's UH-60 Blackhawk and Navy's SH-60 Seahawk variant) per year through 2014 for approximately $1.9 billion per year.

Competitive Strengths

        We believe we benefit from the following competitive strengths:

        Diverse Business Mix.    Both organically and through acquisitions, we have sought diversity in the end markets we serve in order to minimize the impact that any one segment of the aerospace industry could have on our results. For example, our OEM market business, which represented 67% of our total net sales in fiscal 2009, is spread across virtually all aerospace platforms, including large commercial jets, military aircraft and space vehicles, business jets, regional commercial jets and other non-aviation segments. Additionally, 27% of our fiscal 2009 total net sales were derived from our regular maintenance, repair and overhaul business, which, though subject to economic cycles, is generally non-discretionary in nature.

        Broad Array of Products and Services.    We provide the aerospace industry a consolidated point of purchase for a diverse array of technically complex products and services across a wide range of aerospace platforms, providing us with a competitive advantage. We design, engineer and manufacture aircraft components to fulfill the particular needs and requirements of our customers. In some cases, we own the proprietary rights to these designs and, accordingly, the customer generally relies on us to provide services on these aircraft components at every stage of their useful lives, including the repair and overhaul or replacement of these components. In addition, we manufacture aviation components according to our customers' individual specifications. We also perform repair and overhaul services for customers on various aviation components manufactured by third parties.

        Significant Customer Relationships and Industry Presence.    Our emphasis on quality control, large customer base and established industry presence creates advantages in meeting the needs of the OEM and MRO markets. Our customer base includes nearly all of the world's major OEMs (Boeing, General Electric, Airbus, Bell Helicopter, Sikorsky, Lockheed Martin, Raytheon and Honeywell), commercial airlines, the U.S. military, and an increasing number of air cargo carriers, including Federal Express and United Parcel Service. We have a well-established industry position and name recognition through our dedication to meeting our customers' complex specifications, delivery of high quality products and services, and a highly-skilled workforce.

        Robust Backlog.    As of December 31, 2009, our backlog, which primarily consists of Aerospace Systems' sales and is comprised of actual purchase orders with firm delivery dates or contract requirements generally within the next 24 months, was approximately $1.2 billion. The majority of our sales are from orders issued under long-term contracts, generally of a three to five-year duration. Our backlog helps provide visibility into our future results.

        Strong Free Cash Flow Generation.    Despite the challenges faced by the commercial airline industry over the last several years and the worldwide economic recession, we have been able to achieve strong and consistent cash flow generation over that time period. We have generated this growth and consistency through a combination of improved margins and greatly improved management of working capital.

        Conservative Balance Sheet and Financial Strategy.    Our total debt to capitalization was 37.8% as of December 31, 2009. In addition, as of December 31, 2009 we had over $650.0 million of liquidity including cash and availability under the Credit Agreement and receivables securitization facility. We have historically maintained a strong financial profile, utilizing bank financing and internal cash flows to initially fund acquisitions.

        Proven Acquisition Expertise.    Through the successful completion of more than 30 acquisitions since 1996, we have proven our ability to identify, acquire and integrate compatible companies with proven industry experience and established customer relationships. Our position as a market leader and our acquisition successes to date will afford us access to strong acquisition candidates going forward. We focus on acquisitions that expand our capabilities, increase our geographic presence, and are immediately accretive.

        High Barriers to Entry.    The aviation industry is heavily regulated with required licenses granted by the FAA in the U.S. and by foreign regulatory counterparts. Currently, 19 of our operating subsidiaries operate under FAA-certification. These licenses allow us to offer to customers, on a proprietary basis, certain repaired parts relating to various aircraft accessories at lower costs than other companies that must purchase replacement parts from a third party. In addition, because of concerns regarding the use of unapproved aircraft spare parts, regulatory authorities have also increased the level of documentation that must be maintained for spare parts. OEMs and aircraft operators have extended this requirement to the vendors of spare parts. The high cost of required technology to compete effectively in the redistribution market has made entry into and survival in the aircraft spare parts redistribution market increasingly difficult and expensive. We have implemented the technology to enable us to meet these more stringent traceability requirements and intend to continue to do so in the future.

        Experienced Management Team.    Our senior management team consists of five individuals with extensive experience in the aviation parts and services industry. The presidents of our operating divisions and subsidiaries have extensive aviation industry experience and provide expertise and business relationships from which we as a whole can benefit. Most operating presidents have significant experience in the aviation industry and have successfully managed their respective subsidiaries through various market conditions.

 Business Strategy

        Our business strategy is to sustain our high level of growth through internal product development and capability expansion, as well as through acquisitions. We are committed to pursuing the strategies established during our formation in 1993 in becoming the "vendor of choice" in the worldwide aviation industry. These five core strategies are as follows:

        Add Products and Services.    We offer integrated solutions for complex systems by providing integrated capabilities and synergies with other Triumph Group companies, thereby adding greater value for our customers and their products. We intend to continue to introduce new aviation products and services and to acquire select products and services to take advantage of opportunities in the aerospace industry and to respond to our customers' increasing demands. We plan to further expand our position as a consolidated point of purchase to the aerospace industry by capitalizing on the ongoing trend toward outsourcing and the reduction of approved suppliers and vendors by OEMs and aircraft operators.

        Actively Pursue Complementary Acquisitions.    We expect to continue to grow through acquisitions of other companies, assets or product lines that add to or complement our existing aviation products and services. We have successfully completed 32 acquisitions since 1996. Because of the fragmented nature of much of the market for aircraft products and services, we believe that additional acquisition opportunities exist in the aerospace industry. We continually evaluate acquisition opportunities that may include small, focused acquisitions of specific product lines or capabilities as well as larger, strategic opportunities.

        Expand Operating Capacity.    We plan to continue to increase our operating capacity to meet our expected internal growth and to meet demand in the aerospace industry. We intend to continue to prudently invest in state-of-the-art plants and equipment to improve our operating efficiencies and increase our operating margins.

        Market Complete Capabilities.    As we continue to expand our product and service offerings, we plan to leverage our network of operating locations to cross-sell these capabilities to our existing customers and broaden the portfolio of products and services that we deliver to these customers. In addition, through brand affiliation, we can leverage our reputation for quality and performance and, where possible, introduce best operating practices throughout our operations. Our operating locations will continue to share group marketing representatives and jointly bid on projects where appropriate, while still maintaining their individual identities.

        Increase Our International Presence.    We intend to continue to take advantage of the expanding international market for aviation products and services as worldwide air travel increases and foreign nations purchase used aircraft that require more frequent repair and maintenance. We currently supply products and services to substantially all major commercial passenger and air cargo airlines worldwide, have facilities in Mexico, Thailand, France, the United Kingdom and Germany and retain independent sales representatives in a number of foreign countries. In addition, we participate in several international trade shows, including the Paris Air Show, the Farnborough Air Show and the Singapore Air Show. We intend to build on our existing international presence through continued market penetration and, as appropriate opportunities arise, foreign acquisitions.

 Recent Developments

        Jeffry D. Frisby Appointed President and COO.    On July 23, 2009, Jeffry D. Frisby was elected as President and Chief Operating Officer of Triumph. Mr. Frisby, who has served as Group President of Triumph Aerospace Systems Group since 2003, joined the company in 1998 as President of Frisby Aerospace, Inc. upon its acquisition by Triumph. In 2000, he was named Group President of the Triumph Control Systems Group and was later named Group President of the Triumph Aerospace Systems Group upon its formation in April, 2003.

        Amended and Restated Credit Facility.    On August 14, 2009, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement") among us, certain of our foreign subsidiaries, as co-borrowers, and substantially all of our domestic subsidiaries, as guarantors, and the lenders party thereto. Pursuant to the Credit Agreement, the lenders have provided us with a $485.0 million revolving line of credit. See "Description of Certain Indebtedness." We entered into an amendment to the Credit Agreement on September 18, 2009 to facilitate the guarantees of the notes in this offering.

        Issuance of 8% Senior Notes due 2017.    On November 16, 2009, we completed our previously announced offering of $175 million principal amount of 8% Senior Subordinated Notes due 2017, or the old notes. The old notes were issued pursuant to an indenture dated as of November 16, 2009 between the Company and U.S. Bank National Association, as trustee. The old notes were offered in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act.

        Our principal executive offices are located at 1550 Liberty Ridge Drive, Suite 100, Wayne, PA 19087 and our telephone number at that address is (610) 251-1000. Our corporate website address is www.triumphgroup.com. Our website and the information contained on our website is not part of this offering memorandum.

Summary Of The Terms Of The Exchange Offer

        On November 16, 2009, we issued in a private offering $175.0 million aggregate principal amount of the old notes. In connection with the issuance of the old notes, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

        The summary below describes the principal terms of the exchange offer. Please see "The Exchange Offer" for further information regarding the exchange offer.

Old Notes	$175.0 million aggregate principal amount of 8% Senior Notes due 2017.
New Notes

8% Senior Notes due 2017. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

Exchange Offer

We are offering to exchange $1,000 principal amount of our new notes due November 15, 2017, for each $1,000 principal amount of our old notes due November 15, 2017. Currently, there is $175.0 million in aggregate principal amount of old notes outstanding.

Old notes may be exchanged only in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. New notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Subject to the terms of this exchange offer, we will exchange new notes for all of the old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, as soon as practicable after the expiration of this exchange offer.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on March 16, 2010, unless we extend it. We do not currently intend to extend the expiration date.
Withdrawal of Tenders	You may withdraw the tender of your old notes at any time prior to the expiration date.
Taxation

The exchange of old notes for new notes in this exchange offer generally should not be a taxable event for U.S. federal income tax purposes. See "Certain Material U.S. Federal Income Tax Consequences."

Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, which we may assert or waive. See "The Exchange Offer—Conditions to the Exchange Offer; Waivers."

Procedures for Tendering

If you wish to accept this exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct this custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, or "DTC," may tender old notes through DTC's Automated Tender Offer Program, or "ATOP," which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

By tendering your old notes in either of these manners, you will represent and agree with us that:
• you are acquiring the new notes in the ordinary course of your business;

•       you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the new notes in violation of the provisions of the Securities Act;

• you are not an affiliate of the issuer (within the meaning of Rule 405 under the Securities Act); and

•       if you are a broker-dealer registered under the Exchange Act, you are participating in the exchange offer for your own account in exchange for old notes acquired as a result of market-making activities or other trading activities and you will deliver a prospectus in connection with any resale of the new notes.

See "The Exchange Offer—Effect of Surrendering Old Notes."
Resale of New Notes

We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus, if you can make the representations that appear under "The Exchange Offer—Effect of Surrendering Old Notes." Our belief is based on interpretations expressed in SEC no-action letters to other issuers in exchange offers like ours.

We cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any registered note issued to you in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act. A broker-dealer can only resell or transfer new notes if it delivers a prospectus in connection with the resale or transfer.

Consequences of Failure to Exchange	For a description of the consequences of a failure to exchange the old notes, see "Risk Factors."
Use of Proceeds	We will not receive any proceeds from the exchange of notes pursuant to the exchange offer.
Exchange Agent	U.S. Bank National Association is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are on page 35 of this prospectus.

Summary Of The Terms Of The New Notes

        The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes will generally not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The new notes will evidence the same debt as the old notes. The new notes will be governed by the same indenture under which the old notes were issued.

        The summary below describes the principal terms of the new notes. Please see "Description of the New Notes" for further information regarding the new notes.

Issuer	Triumph Group, Inc.
Guarantors

The new notes will be guaranteed, on a full, joint and several basis, by each of our domestic restricted subsidiaries that guarantees any of our debt or that of any of our restricted subsidiaries under our revolving credit facility, and in the future by any of our domestic restricted subsidiaries that guarantee any of our debt or that of any domestic restricted subsidiaries incurred under any credit facility, in each case on a senior subordinated basis.

Notes Offered	$175.0 million aggregate principal amount of 8% Senior Notes due 2017.
Maturity	November 15, 2017.
Interest Payment Dates	May 15 and November 15, commencing May 15, 2010.
Optional Redemption

We may redeem the new notes, in whole or in part, at any time on or after November 15, 2013 initially at 104% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest on or after November 15, 2015.

At any time prior to November 15, 2013, we may redeem the new notes, in whole or in part, at a redemption price equal to 100% of their principal amount plus a make-whole premium described in "Description of the New Notes—Optional Redemption," together with accrued and unpaid interest to the redemption date.

In addition, prior to November 15, 2012, we may redeem up to 35% of the aggregate principal amount of new notes with the proceeds from certain equity offerings at a redemption price equal to 108% of their principal, plus accrued interest to the redemption date. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of new notes originally issued under the indenture (including any additional notes) remains outstanding. See "Description of the New Notes—Optional Redemption."

Change of Control

In the event of a change of control under the terms of the indenture, each holder of the new notes will have the right to require us to purchase such holder's new notes at a price of 101% of their principal amount plus accrued interest, if any, to the date of purchase. See "Description of the New Notes—Change of Control."

Ranking	The new notes will be general unsecured senior subordinated indebtedness of Triumph Group, Inc. Accordingly, they will rank:
• subordinated in right of payment to our existing and future senior indebtedness, including our obligations under the Credit Agreement;
• pari passu in right of payment with our existing and future senior subordinated indebtedness, including our existing convertible senior subordinated notes due 2026 (the "Convertible Notes");
• senior in right of payment to all of our existing and future subordinated indebtedness;
• effectively subordinated to all of our existing and future secured indebtedness up to the value of the collateral securing such obligations; and
• structurally subordinated to all indebtedness of our existing and future subsidiaries that do not guarantee the notes.

The guarantees will be general unsecured senior subordinated obligations of the guarantors. Accordingly, they will rank subordinated to all senior indebtedness of the guarantors, including the guarantors' obligations under the Credit Agreement, pari passu with all senior subordinated debt of the guarantors, senior to all future subordinated indebtedness of the guarantors and effectively subordinated to all of the secured indebtedness of the guarantors (including under the Credit Agreement) up to the value of the collateral securing such obligations.

As of December 31, 2009, we had outstanding senior indebtedness of $155.0 million, and our subsidiary guarantors had guaranteed senior indebtedness of $155.0 million.

Not all of our subsidiaries will guarantee the new notes. For the twelve months ended December 31, 2009, our non-guarantor subsidiaries had revenue of $57.3 million and, as of December 31, 2009, had total assets of $248.3 million and stockholders equity of $68.4 million. As of December 31, 2009, our non-guarantor subsidiaries had $179.9 million of liabilities outstanding, including intercompany liabilities.

Certain Covenants

We will issue the new notes under an indenture with U.S. Bank National Association, as trustee (the "Trustee"). The indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;
• pay dividends or make other distributions;
• make other restricted payments and investments;
• create liens;
• incur restrictions on the ability of restricted subsidiaries to pay dividends or make other payments;
• use the proceeds from sales of assets, including capital stock of restricted subsidiaries;
• enter into sale and leaseback transactions;
• merge or consolidate with other entities; and
• enter into transactions with our affiliates.

These covenants are subject to important exceptions and qualifications, which are described under "Description of the New Notes—Certain Covenants" and "Description of the New Notes—Merger and Consolidation."

Transfer Restrictions; Absence of a Public Market

The new notes will generally be freely transferable but will be a new issue of securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or automated dealer quotation system.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. See "Use of Proceeds."

        You should carefully consider all of the information in this prospectus, or incorporated by reference herein, including the discussion under the caption "Risk Factors" beginning on page 17 before investing in the new notes.

Summary Historical Consolidated Financial Data

        The following summary historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus. The summary historical consolidated financial data for and as of the nine-month periods ended December 31, 2008 and 2009 are derived from our unaudited consolidated financial statements incorporated by reference herein and the notes thereto for those periods.

        The results for the nine months ended December 31, 2009 are not necessarily indicative of the results that may be expected for the full year. The historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	Years Ended March 31,			Nine months ended December 31,
	2007	2008	2009	2008	2009
	(1)(2)(3)(5)	(1)(2)(3)(4)(6)	(1)(2)(3)(7)
	(audited)			(unaudited)
	(U.S. dollars in thousands)
Statements of income data:
Net sales	$937,327	$1,151,090	$1,240,378	$929,190	$942,799
Operating costs and expenses:
Cost of sales (excluding depreciation)	671,838	822,288	877,744	656,357	676,837

Gross profit	265,489	328,802	362,634	272,833	265,962
Selling, general and administrative expense	135,887	159,262	162,109	120,075	117,168
Depreciation and amortization	35,703	43,215	48,611	36,285	40,858

Operating income	93,899	126,325	151,914	116,473	107,936
Interest expense and other	14,807	19,942	16,929	14,266	18,595
(Gain) / loss on early extinguishment of debt	5,088	—	(880)	(581)	(39)
Income from continuing operations, before income taxes	74,004	106,383	135,865	102,788	89,380
Income tax expense	24,982	34,748	43,124	32,616	29,088

Income from continuing operations	49,022	71,635	92,741	70,172	60,292
Loss from discontinued operations	3,905	8,468	4,745	3,114	17,202

Net income	$45,117	$63,167	$87,996	$67,058	$43,090

Balance sheet data (end of period):
Cash	$7,243	$13,738	$14,478	$16,828	$152,284
Working capital	324,877	416,842	372,159	384,946	469,938
Property and equipment, net	276,255	311,433	332,467	311,753	322,154
Total assets	1,218,480	1,412,760	1,591,207	1,403,305	1,695,631
Total debt	286,499	395,981	459,396	358,711	509,037
Total stockholders' equity	645,177	706,436	788,563	768,870	858,952

	Years Ended March 31,			Nine months ended December 31,
	2007	2008	2009	2008	2009
	(1)(2)(3)(5)	(1)(2)(3)(4)(6)	(1)(2)(3)(7)
	(audited)			(unaudited)
	(U.S. dollars in thousands)
Statement of cash flows data:
Net cash flows provided by operating activities	$41,340	$45,725	$134,997	$76,791	$126,450
Net cash flows used in investing activities	(194,301)	(119,800)	(185,613)	(30,515)	(27,612)
Net cash flows provided by / (used in) financing activities	154,296	79,768	52,110	(43,012)	38,157
Depreciation and amortization	35,703	43,215	48,611	36,285	40,858
Capital expenditures	55,092	56,971	45,421	31,252	21,766

(1)
As further discussed in Note 2 to our consolidated financial statements contained in Exhibit 99.3 of our Current Report on Form 8-K filed on November 4, 2009, which is incorporated by reference herein, our consolidated financial statements for the periods presented have been adjusted for the retrospective application of FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). The financial information contained in the selected financial data below reflects only the adjustments described in Note 1 of Exhibit 99.3. The retrospective application of FSP APB 14-1 affected our fiscal years 2007 through 2009. No other modifications or updates to the disclosures have been made in such Current Report on Form 8-K for events occurring after May 22, 2009, the date of filing our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, with the SEC.

(2)
Fiscal years 2007, 2008 and 2009 include stock-based compensation pre-tax charges of $2.5 million, $2.8 million and $3.2 million, respectively, related to the adoption of SFAS No. 123R as of April 1, 2006.

(3)
Fiscal years 2007, 2008 and 2009 include non-cash interest expense of $3.1 million, $6.5 million and $5.8 million, respectively, related to the retrospective application of FSP APB 14-1 as of April 1, 2009.

(4)
Includes the acquisition of the assets and businesses of Excel Manufacturing, Inc., Air Excellence International, Inc., Grand Prairie Accessory Services, LLC and the acquisition through merger of Allied Aerospace Industries, Inc., from the date of each respective acquisition. See Note 3 to the Consolidated Financial Statements in our Annual Report on Form 10-K incorporated by reference herein.

(5)
During 2008, the Company sold the assets of Triumph Precision, Inc. and also decided to sell Triumph Precision Castings Co. These businesses have been classified as discontinued operations in 2009 and 2008 and, accordingly, the results for fiscal years prior to 2008 have also been reclassified to conform to the 2008 presentation. See Note 4 to the Consolidated Financial Statements in our Annual Report on Form 10-K incorporated by reference herein.

(6)
Includes the acquisition of the assets and business of B. & R. Machine & Tool Corp. from the date of acquisition. See Note 3 to the Consolidated Financial Statements in our Annual Report on Form 10-K incorporated by reference herein.

(7)
Includes the acquisition of Merritt Tool Company, Inc., Saygrove Defence and Aerospace Group Limited, The Mexmil Company, LLC and acquisition of the aviation segment of Kongsberg Automotive Holdings ASA from the date of acquisition. See Note 3 to the Consolidated Financial Statements in our Annual Report on Form 10-K incorporated by reference herein.

RISK FACTORS

        You should consider carefully all of the information set forth or incorporated by reference in this prospectus and, in particular, the following risks before you decide to tender your old notes. If any of the following uncertainties or risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. The risks described below are not the only ones that may affect your investment. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to the Exchange Offer

If you fail to exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions.

        We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under "The Exchange Offer—Procedures for Tendering" and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

        If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes for resale under the Securities Act. If you continue to hold any old notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

        Because we anticipate that most holders of old notes will elect to participate in this exchange offer, we expect that the liquidity of the market for the old notes after the completion of this exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the old notes not exchanged. Following this exchange offer, if you did not tender your old notes, you generally will not have any further registration rights, except in limited circumstances, and the old notes will continue to be subject to transfer restrictions.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell them at a price you deem sufficient.

        The new notes will be securities for which there is no established trading market. We do not intend to list the new notes on any exchange or maintain a trading market for them. We give no assurance as to:

  •
  the liquidity of any trading market that may develop;

  •
  the ability of holders to sell their new notes; or

  •
  the price at which holders would be able to sell their new notes.

        Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

  •
  prevailing interest rates;

  •
  the number of holders of the new notes;

  •
  the interest of securities dealers in making a market for the new notes;

  •
  the market for similar debt securities; and

  •
  our financial performance.

Risks Relating to the New Notes

Our substantial indebtedness could adversely affect our financial health and our ability to fulfill our obligations under the notes.

        At December 31, 2009, our total debt was $509.0 million. Our indebtedness could have important consequences to you, including:

  •
  making it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the aerospace and defense industry; and

  •
  placing us at a competitive disadvantage to our competitors that have less indebtedness.

        We and our subsidiaries may be able to incur additional indebtedness in the future, including senior indebtedness and secured indebtedness. The indenture governing the notes does not fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries' current indebtedness levels, the related risks that we and they now face could intensify.

Our business and financial results depend on our ability to generate sufficient cash flow to service our debt or refinance our indebtedness on commercially reasonable terms.

        Our ability to make payment on and to refinance our debt and fund planned expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We cannot assure you that we will be able to refinance our borrowing arrangements or any other outstanding debt on commercially reasonable terms or at all. Refinancing our borrowing arrangements could cause us to:

  •
  pay interest at a higher rate;

  •
  be subject to additional or more restrictive covenants than those outlined above; and

  •
  grant additional security interests in our collateral.

        Our inability to generate sufficient cash flow to service our debt or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our business and results of operations.

The current credit crisis may impede our ability to successfully access capital markets and ensure adequate liquidity.

        The global credit markets have been experiencing significant disruption and volatility in recent months as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and failure of certain major financial institutions. As a result, in some cases, the ability or willingness of traditional sources of capital to provide financing has been reduced. Such market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. If we are not able to access debt capital markets at competitive rates, our ability to implement our business plan and strategy may be negatively affected.

Your right to receive payments on the new notes and the subsidiary guarantees is subordinated to our senior debt and the senior debt of our subsidiary guarantors.

        Payment on the new notes and the subsidiary guarantees will be subordinated in right of payment to all of our and the subsidiary guarantors' current and future senior indebtedness, including our and the subsidiary guarantors' obligations under the Credit Agreement. As a result, upon any distribution of our assets to our creditors or the subsidiary guarantors' creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the subsidiary guarantors' or our or their property, the holders of our and the subsidiary guarantors' senior debt will be entitled to be paid in full in cash before any payment may be made on the notes or the related subsidiary guarantees. We and the subsidiary guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of our senior indebtedness or other creditors.

        In addition, the indentures governing the new notes and Convertible Notes, respectively, and the Credit Agreement permit us and the subsidiary guarantors, subject to specified limitations, to incur additional indebtedness, some or all of which may be senior indebtedness. All amounts outstanding from time to time under the Credit Agreement will be designated senior indebtedness.

The new notes will not be secured, and therefore will be effectively subordinated to all of our and the subsidiary guarantors' existing and future secured indebtedness.

        The new notes will not be secured by any of our assets or any assets of our subsidiaries. In the event of a bankruptcy or similar proceeding involving us or our subsidiaries, the assets which serve as collateral securing the indebtedness of such entities will be available to satisfy their obligations under any secured indebtedness they presently have or may incur in the future. Moreover, the indenture governing the new notes will permit us to incur additional indebtedness that is secured.

Fraudulent conveyance laws may permit courts to void the guarantors' guarantees of the notes in specific circumstances, which would interfere with the payment under the guarantors' guarantees.

        Federal and state statutes may allow courts, under specific circumstances described below, to void the guarantors' guarantees of the notes. If such avoidance occurs, our noteholders might be required to return payments received from our guarantors in the event of bankruptcy or other financial difficulty of our guarantors. Under United States federal bankruptcy law and comparable provisions of state fraudulent conveyance laws, a guarantee could be set aside if, among other things, a subsidiary guarantor, at the time it incurred the debt evidenced by its guarantee:

  •
  incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

  •
  received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

  •
  was insolvent or was rendered insolvent by reason of the incurrence;

  •
  was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts mature.

        The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if, at the time the debtor incurred the debt, either:

  •
  the sum of the debtor's debts and liabilities, including contingent liabilities, was greater than the debtor's assets at fair valuation;

  •
  the present fair saleable value of the debtor's assets was less than the amount required to pay the probable liability on the debtor's total existing debts and liabilities, including contingent liabilities, as they became absolute and matured; or

  •
  it could not pay its debts as they became due.

        In addition, each guarantee will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance. This provision may not be effective to protect the guarantees from being voided under fraudulent conveyance laws, or may eliminate the guarantor's obligations or reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. If a court voids guarantees or holds them unenforceable, you will cease to be a creditor of the subsidiary guarantor and will be a creditor solely of us.

Not all of our subsidiaries guarantee our obligations under the new notes, and the assets of the non-guarantor subsidiaries may not be available to make payments on the new notes.

        Our present and future foreign subsidiaries, domestic unrestricted subsidiaries and future subsidiaries that do not guarantee our credit facility will not be guarantors of the notes. Payments on the notes are only required to be made by the subsidiary guarantors and us. As a result, no payments are required to be made from the assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. See "Description of Notes—Subordination." Our non-guarantor subsidiaries generated 3.6% of our total net sales in fiscal 2009. As of December 31, 2009, the non-guarantor subsidiaries had liabilities, including intercompany liabilities, of approximately $179.9 million, of which approximately $79.0 million was debt.

        In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes are structurally subordinated to all the liabilities of the non-guarantor subsidiaries.

We may be unable to repurchase the new notes if we experience a change of control.

        If we were to experience a change of control, as that term is defined in the indenture governing the new notes, we will be required to offer to purchase all of the outstanding notes. Our failure to repay holders tendering notes upon a change of control will result in an event of default under the notes. The Credit Agreement prohibits repayment of the new notes without consent of the required lenders thereunder, which consent we may not be able to obtain. In addition, the events that constitute a change of control, or an event of default, under the notes may also result in an event of default under the Credit Agreement, which may result in the acceleration of the indebtedness under that facility requiring us to repay that indebtedness immediately. If a change of control were to occur, we cannot assure you that we would have sufficient funds to repay debt outstanding under the Credit Agreement or to purchase the notes. We expect that we would require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all.

Risks Relating to Our Industry and Our Business

Factors that have an adverse impact on the aerospace industry may adversely affect our results of operations and liquidity.

        A substantial percentage of our gross profit and operating income was derived from commercial aviation for fiscal year 2009. Our operations are focused on designing, engineering and manufacturing aircraft components for new aircraft, selling spare parts and performing repair and overhaul services on existing aircraft and aircraft components. Therefore, our business is directly affected by economic factors and other trends that affect our customers in the aerospace industry, including a possible decrease in outsourcing by OEMs and aircraft operators or projected market growth that may not materialize or be sustainable. We are also significantly dependent on sales to the commercial aerospace market, which has been cyclical in nature with significant downturns in the past. When these economic and other factors adversely affect the aerospace industry, they tend to reduce the overall customer demand for our products and services, which decreases our operating income. Economic and other factors that might affect the aerospace industry may have an adverse impact on our results of operations and liquidity. The financial condition of our airline customers is a concern and thereby introduces credit risk with some of our significant airline customers, as well as introducing negative implications for their ability to fund the acquisition of new aircraft for their fleet. In addition, last year's dramatic rise in energy costs significantly increased the price of fuel to the airlines resulting in additional pressure on operating costs. These or other events such as renewed terrorist attacks against the industry or pandemic health crises may lead to further declines in the worldwide aerospace industry that could further adversely affect our business and financial condition.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.

        Our overall operating results are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. A large portion of our operating expenses are relatively fixed. Because several of our operating locations typically do not obtain long-term purchase orders or commitments from our customers, they must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements. These historic patterns may be disrupted by many factors, including changing economic conditions, inventory adjustments, or work stoppages or labor disruptions at our customers. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

        We have a consistent strategy to grow, in part, by the acquisition of additional businesses in the aerospace industry and are continuously evaluating various acquisition opportunities, including those outside the United States and those that are larger than the acquisitions we have made previously. However, we do not have any definitive agreements at this time to acquire additional businesses. Our ability to grow by acquisition is dependent upon, among other factors, the availability of suitable acquisition candidates. Growth by acquisition involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies, the potential amortization of acquired intangible assets, the potential impairment of goodwill and the potential loss of key employees of acquired companies. We may not be able to consummate acquisitions on satisfactory terms or, if any acquisitions are consummated, satisfactorily integrate these acquired businesses.

A significant decline in business with a key customer could have a material adverse effect on us.

        For the year ended March 31, 2009 and for the nine months ended December 31, 2009, The Boeing Company, or Boeing Commercial, Military & Space, represented approximately 23% and 30% of net sales, respectively. Accordingly, a significant reduction in purchases by this customer could have a material adverse impact on our financial position, results of operations, and cash flows. In addition, some of our operating locations have significant customers, the loss of whom could have an adverse effect on those businesses.

Demand for our military and defense products is dependent upon government spending.

        Approximately 36% and 38% of our sales for fiscal year 2009 and nine months ended December 31, 2009, respectively, were derived from the military and defense market, which includes primarily indirect sales to the U.S. Government. The military and defense market is largely dependent upon government budgets, particularly the U.S. defense budget, and even an increase in defense spending may not be allocated to programs that would benefit our business. Moreover, the new military aircraft programs in which we participate may not enter full-scale production as expected. A change in the levels of defense spending or levels of military flight operations could curtail or enhance our prospects in this market depending upon the programs affected.

Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.

        We must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and the trade sanctions laws and regulations administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"). EAR restricts the export of dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. The U.S. government agencies responsible for administering EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. We also cannot provide services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. In addition, we are subject to the Foreign Corrupt Practices Act ("FCPA") which, generally, bars bribes or unreasonable gifts to foreign governments or officials.

        Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of authorizations needed to conduct aspects of our international business and criminal penalties and may harm our ability to enter into contracts with the U.S. government. A future violation of ITAR or the other regulations enumerated above could materially adversely affect our business, financial condition and results of operations.

Our expansion into international markets may increase credit, currency and other risks.

        As we pursue customers in Asia, South America and other less developed aerospace markets throughout the world, our inability to ensure the creditworthiness of our customers in these areas could adversely impact our overall profitability. In addition, with the acquisition of operations in the U.K., Germany, and Mexico, along with our existing Thailand facility and as we pursue customers in other parts of the world, we will be subject to the legal, political, social and regulatory requirements and economic conditions of other jurisdictions. In the future, we may also make additional international capital investments, including further acquisitions of companies outside the United States or companies having operations outside the United States. Risks inherent to international operations include, but are not limited to, the following:

  •
  difficulty in enforcing agreements in some legal systems outside the United States;

  •
  countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade and investment, including currency exchange controls;

  •
  fluctuations in exchange rates may affect demand for our products and services and may adversely affect our profitability in U.S. dollars;

  •
  inability to obtain, maintain or enforce intellectual property rights;

  •
  changes in general economic and political conditions in the countries in which we operate;

  •
  unexpected adverse changes in the laws or regulatory requirements outside the U.S., including those with respect to environmental protection, export duties and quotas;

  •
  failure by our employees or agents to comply with U.S. laws affecting the activities of U.S. companies abroad;

  •
  difficulty with staffing and managing widespread operations; and

  •
  difficulty of and costs relating to compliance with the different commercial and legal requirements of the countries in which we operate.

We may need additional financing for acquisitions and capital expenditures and additional financing may not be available on terms acceptable to us.

        A key element of our strategy has been, and continues to be, internal growth supplemented by growth through the acquisition of additional companies and product lines engaged in the aerospace industry. In order to grow internally, we may need to make significant capital expenditures, such as investing in facilities in low cost countries, and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, availability under the Credit Agreement and by particular restrictions contained in the Credit Agreement and our other financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if we can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us, particularly in light of the current instability in the credit markets.

Competitive pressures may adversely affect us.

        We have numerous competitors in the aerospace industry. We compete primarily with the top-tier systems integrators and the manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies that manufacture aircraft components and subassemblies. Competition for the repair and overhaul of aviation components comes from three primary sources: OEMs, major commercial airlines and other independent repair and overhaul companies. Some of our competitors have substantially greater financial and other resources than we have. Competitive pressures may materially adversely affect our operating revenues and margins and, in turn, our business and financial condition.

We may need to expend significant capital to keep pace with technological developments in our industry.

        The aerospace industry is constantly undergoing development and change and it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, we may need to expend significant capital to purchase new equipment and machines or to train our employees in the new methods of production and service.

We may incur significant expenses to comply with new or more stringent governmental regulation.

        The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs in order to engineer and service parts and components used in specific aircraft models. If any of our material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

Some contractual arrangements with our customers may cause us to bear significant up-front costs that we may not be able to recover.

        Many new aircraft programs require that major suppliers bear the cost of design, development and engineering work associated with the development of the aircraft usually in exchange for a long-term agreement to supply critical parts once the aircraft is in production. Boeing's 787 and Airbus' A350 are examples of two new aircraft programs in which we are competing in a product development process in order to obtain eventual long term production agreements. If the aircraft fails to reach the full production stage or we fail to win the long-term contract, the outlays we have made in research and development and other start-up costs may not produce the anticipated return on investment.

We may not realize our anticipated return on capital commitments made to expand our capabilities.

        We continually make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may not be as expected.

Any product liability claims in excess of insurance may adversely affect our financial condition.

        Our operations expose us to potential liability for personal injury or death as a result of the failure of an aircraft component that has been serviced by us or the failure of an aircraft component designed or manufactured by us. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on our financial condition.

The lack of available skilled personnel may have an adverse effect on our operations.

        From time to time, some of our operating locations have experienced difficulties in attracting and retaining skilled personnel to design, engineer, manufacture, repair and overhaul sophisticated aircraft components. Our ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business.

Any exposure to environmental liabilities may adversely affect us.

        Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulations. Although management believes that our operations and facilities are in material compliance with such laws and regulations, future changes in such laws, regulations or interpretations thereof or the nature of our operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure compliance in the future. Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries have at one time or another been under active investigation for environmental contamination by federal or state agencies when acquired and, at least in some cases, continue to be under investigation or subject to remediation for potential or identified environmental contamination. Individual facilities of ours have also been subject to investigation on occasion for possible past waste disposal practices which might have contributed to contamination at or from remote third party waste disposal sites. In some instances, we are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations, including but not limited to specified exclusions, deductibles and limitations on the survival period of the indemnity. We also maintain a pollution liability policy that provides coverage, subject to specified limitations, for specified material liabilities associated with the clean-up of certain on-site pollution conditions, as well as defense and indemnity for certain third party suits (including Superfund liabilities at third party sites), in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on our financial position, results of operations, and cash flows.

We are currently involved in intellectual property litigation, which could have a material and adverse impact on our profitability, and we could become so involved again in the future.

        We and other companies in our industry possess certain proprietary rights relating to designs, engineering, manufacturing processes and repair and overhaul procedures. In the event that we believe that a third party is infringing upon our proprietary rights, we may bring an action to enforce such rights. In addition, third parties may claim infringement by us with respect to their proprietary rights and may initiate legal proceedings against us in the future. The expense and time of bringing an action to enforce such rights or defending against infringement claims can be significant, as in the case of the litigation arising out of the claims of Eaton Corporation discussed in "Business—Legal Proceedings." Intellectual property litigation involves complex legal and factual questions which makes the outcome of any such proceedings subject to considerable uncertainty. Not only can such actions divert management's attention, but also expose the company to damages and potential injunctive relief which, if granted, may preclude the company from making, using or selling particular products or technology. The expense and time associated with such litigation may have a material and adverse impact on our profitability. In addition, in our overhaul and repair businesses, OEMs of equipment that we maintain for our customers increasingly include language in repair manuals relating to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. Although we believe that our use of manufacture and repair manuals is lawful, there can be no assurance that OEMs will not try to enforce such claims, including through the possible use of legal proceedings, or that any such actions will be unsuccessful.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement into which we entered when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for the old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and cancelled by us upon receipt and cannot be reissued. The issuance of the new notes under this exchange offer will not result in any increase in our outstanding indebtedness.

        The net proceeds to us from the sale of the old notes were approximately $168.5 million.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the fiscal years ended 2005 through 2009 and the nine months ended December 31, 2009 was as follows:

	Year Ended March 31,					Nine Months Ended December 31, 2009
	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges(1)	2.5x	4.0x	4.3x	4.8x	6.2x	4.7x

(1)
For purposes of calculating this ratio, "earnings" consists of income from continuing operations before income taxes and income from equity affiliate plus (a) fixed charges minus interest capitalized during the period, (b) distributed income from equity affiliates and (c) amortization of previously capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of discount on indebtedness and an appropriate portion of rental expense representative of the interest factor.

 CAPITALIZATION

        The following table sets forth our cash and capitalization as of December 31, 2009, on (i) an actual basis and (ii) an as adjusted basis to give effect to the offering of the old notes and the application of proceeds as described herein.

	As of December 31, 2009
	(unaudited) (in thousands)
Cash	$26,973	$152,284

Credit Agreement(a)	$85,000	—
Receivables securitization facility(b)	75,000	75,000
Equipment leasing facility(c)	74,772	72,169
Other debt	7,878	7,857
Senior subordinated notes offered hereby	—	172,505
Convertible Notes(d)	166,467	168,024
Subordinated promissory notes	13,481	13,482

Total debt	$422,598	$509,037
Stockholders' equity	833,335	838,952

Total capitalization	$1,255,933	$1,347,989

(a)
Pursuant to the amendment to the Credit Agreement, which we entered into on August 14, 2009, the total commitment available for borrowing under the Credit Agreement was increased to $485.0 million. On December 31, 2009, there were $6.2 million in letters of credit outstanding and approximately $478.8 million was available for borrowing under the Credit Agreement. See "Description of Certain Indebtedness."

(b)
The receivables securitization facility has a purchase limit of $125.0 million. As of December 31, 2009, the maximum amount available under the receivables securitization facility was $95.7 million.

(c)
The equipment leasing facility is a 7-year Master Leasing Facility of certain existing property and equipment. The equipment leasing facility bears interest at a weighted average fixed rate of 6.2% per annum.

(d)
The Convertible Notes are recorded at a discount and are being accreted to their face value of $179.1 million over the remainder of their outstanding term.

THE EXCHANGE OFFER

General

        We sold the old notes on November 16, 2009 to the initial purchasers. The old notes were subsequently offered by the initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons pursuant to Regulation S under the Securities Act.

Purpose and Effect of the Exchange Offer

        The new notes to be issued in the exchange offer will be exchanged for our old notes due 2017 that we issued on November 16, 2009. On November 16, 2009, we issued $175.0 million of 8% senior notes due 2017. We issued the old notes in reliance upon an exemption from the registration requirements of the Securities Act. Concurrently, the initial purchasers of the old notes resold the old notes to investors believed to be "qualified institutional buyers" in reliance upon the exemption from registration provided by Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance upon the exemption provided by Rule 903 or 904 of Regulation S of the Securities Act. As part of each offering we entered into a registration rights agreement. Pursuant to the registration rights agreement entered into as part of the offering of the old notes, we agreed to:

  •
  file with the SEC and cause to become effective, a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer; and

  •
  use reasonable best efforts to complete the exchange offer.

        We agreed to issue and exchange the new notes for all of the old notes validly tendered and not validly withdrawn prior to the expiration of this exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

        For purposes of this exchange offer, the term "holder" means any person in whose name old notes are registered on the trustee's books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by The Depository Trust Company, which we refer to as the "Depositary" or "DTC," who desires to deliver the old notes by book-entry transfer at DTC. The terms "exchange agent" and "trustee" refer to U.S. Bank National Association.

Terms of the Exchange Offer

        Subject to the terms and conditions of this exchange offer, we will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes properly surrendered pursuant to this exchange offer and not validly withdrawn prior to the expiration date. Old notes may be surrendered only in integral multiples of $1,000 and only in minimum denominations of $1,000. The form and terms of the new notes are the same as the form and terms of the old notes except that:

  •
  the new notes will be registered under the Securities Act and will not bear legends restricting the transfer of the new notes; and

  •
  holders of the new notes will not be entitled to any of the registration rights of holders of old notes under the registration rights agreement.

        The new notes will evidence the same indebtedness as the old notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture under which the old notes were issued. As a result, both series of notes will be treated as a single class of debt securities under the indenture.

        As of the date of this prospectus, $175.0 million in aggregate principal amount of the old notes is outstanding. All of the old notes are registered in the name of Cede & Co., as nominee for DTC.

Solely for reasons of administration, we have fixed the close of business on January 22, 2010 as the record date for this exchange offer for purposes of determining the persons to whom this prospectus and the accompanying letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in this exchange offer.

        In connection with this exchange offer, the laws of the State of New York, which govern the indenture and the old notes, do not give you any appraisal or dissenters' rights nor any other right to seek monetary damages in court. We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and the related SEC rules and regulations.

        For all relevant purposes, we will be regarded as having accepted properly surrendered old notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the surrendering holders of old notes for the purposes of receiving the new notes from us.

        If you surrender old notes in this exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described under "—Other Fees and Expenses."

Conditions to the Exchange Offer; Waivers

        Notwithstanding any other term of this exchange offer, or any extension of this exchange offer, we do not have to accept for exchange, or exchange new notes for, any old notes, and we may terminate this exchange offer before acceptance of the old notes, if:

  •
  any statute, rule or regulation has been enacted, or any action has been taken by any court or governmental authority that, in our judgment, seeks to or would prohibit, restrict or otherwise render the consummation of this exchange offer illegal, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits to us of this exchange offer; or

  •
  a change occurs in the current interpretations by the staff of the SEC that, in our judgment, might materially impair our ability to proceed with this exchange offer.

        If we, in our sole discretion, determine that any of the above conditions is not satisfied, we may:

  •
  refuse to accept any old notes and return all surrendered old notes to the surrendering holders;

  •
  extend this exchange offer and retain all old notes surrendered prior to the expiration date, subject to the holders' right to withdraw the surrender of their old notes; or

  •
  waive any unsatisfied conditions regarding this exchange offer and accept all properly surrendered old notes that have not been withdrawn. If this waiver constitutes a material change to this exchange offer, we will promptly disclose the waiver by means of a prospectus supplement or post-effective amendment to the registration statement that includes this prospectus that will be distributed to the holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the holders, if this exchange offer would otherwise expire during the five-to-ten business-day period.

Consequences to Holders of Old Notes Not Tendering in the Exchange Offer

        Participation in this exchange offer is voluntary. You are urged to consult your legal, financial and tax advisors in making your decisions on what action to take.

        Old notes that are not exchanged will remain outstanding and continue to be "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

  •
  to us;

  •
  under a registration statement that has been declared effective under the Securities Act;

  •
  to a person the seller reasonably believes is a qualified institutional buyer that is purchasing for its own account or for the account of another qualified institutional buyer;

  •
  through offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act;

  •
  to an institutional accredited investor (within the meaning of the Securities Act) that is not a qualified institutional buyer and that is purchasing for its own account or for the account of another institutional accredited investor, in each case in a minimum principal amount of notes of $250,000; or

  •
  under any other available exemption from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments

        The "expiration date" is 5:00 p.m., New York City time on March 16, 2010, unless we extend this exchange offer, in which case the expiration date is the latest date and time to which we extend this exchange offer.

        In order to extend this exchange offer, we will:

  •
  notify the exchange agent of any extension by oral or written notice; and

  •
  issue a press release or other public announcement that would include disclosure of the approximate number of old notes deposited and that would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right:

  •
  to delay accepting any old notes;

  •
  to extend this exchange offer; to terminate or amend this exchange offer, and not accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the events set forth in "—Conditions to the Exchange Offer; Waivers" by giving oral or written notice to the exchange agent; or

  •
  to waive any conditions or otherwise amend this exchange offer in any respect, by giving oral or written notice to the exchange agent.

        Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement or post-effective amendment to the registration statement.

        If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement or post-effective amendment that will be distributed to the holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if this exchange offer would otherwise expire during the five to ten business day period.

        We will have no obligation to publish, advertise or otherwise communicate any public announcement of any delay, extension, amendment (other than amendments constituting a material change to this exchange offer) or termination that we may choose to make, other than by making a timely release to an appropriate news agency.

Effect of Surrendering Old Notes

        By surrendering old notes pursuant to this exchange offer, you will be representing to us that, among other things:

  •
  you are acquiring the new notes in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes in violation of the provisions of the Securities Act;

  •
  you are not an "affiliate," (within the meaning of Rule 405 under the Securities Act), of the issuer, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent practicable;

  •
  if you are a broker-dealer registered under the Exchange Act, you are participating in this exchange offer for your own account in exchange for old notes acquired as a result of market making activities or other trading activities and you will deliver a prospectus in connection with any resale of the new notes; and

  •
  we may rely upon these representations for purposes of this exchange offer.

        In addition, if you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you must acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of your new notes. See "Plan of Distribution."

Interest on the New Notes

        The new notes will accrue interest on the same terms as the old notes at the rate of 8% per year, payable semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 2010. Old notes accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each registered note will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes or the new notes, from November 16, 2009.

Resale of the New Notes

        We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth above under "—Effect of Surrendering Old Notes." However, if you intend to participate in a distribution of the new notes, you must comply with the registration requirements of the Securities Act and deliver a prospectus in connection with resales, unless an exemption from registration is otherwise available. In addition, you will be subject to additional restrictions if you are an "affiliate" of the issuer as defined under Rule 405 of the Securities Act. You will be required to represent to us in the letter of transmittal accompanying this prospectus that you meet these conditions exempting you from the registration requirements.

        Our belief that you will be allowed to resell the new notes without registration is based on SEC interpretations expressed in no-action letters to other issuers in exchange offers like ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter.

Therefore, you cannot be certain that the SEC's interpretations applicable to other exchange offers will apply to this exchange offer.

        Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes during the Exchange Offer Registration Period. See "Plan of Distribution."

Acceptance of Old Notes for Exchange; Delivery of New Notes

        On the settlement date, new notes to be issued in exchange for old notes in this exchange offer, if consummated, will be delivered in book-entry form.

        We will be deemed to have accepted validly tendered old notes that have not been validly withdrawn as provided in this prospectus when, and if, we have given oral or written notice thereof to the exchange agent. Subject to the terms and conditions of this exchange offer, delivery of new notes will be made by the exchange agent on the settlement date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the old notes for the purpose of receiving old notes and transmitting new notes as of the settlement date with respect to the old notes. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of this exchange offer, those unaccepted old notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of this exchange offer.

Procedures for Tendering

        A holder of old notes who wishes to accept this exchange offer, and whose old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, must instruct the custodial entity to tender and consent with respect to that holder's old notes on the holder's behalf pursuant to the procedures of the custodial entity.

        To tender in this exchange offer, a holder of old notes must either:

            (i)  complete, sign and date the letter of transmittal (or a facsimile thereof) in accordance with its instructions, including guaranteeing the signature(s) to the letter of transmittal, if required, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the certificates representing the old notes specified therein, to the exchange agent at the address set forth in the letter of transmittal for receipt on or prior to the expiration date; or

           (ii)  comply with the DTC's Automated Tender Offer Program, or ATOP, procedures for book-entry transfer described below on or prior to the expiration date.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. The letter of transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of book-entry transfer) an agent's message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date of the exchange offer at one of its addresses set forth under "—Exchange Agent" in this prospectus or as set forth in the letter of transmittal. Old notes will not be deemed surrendered until the letter of transmittal and signature guarantees, if any, or agent's message, are received by the exchange agent.

        The method of delivery of old notes, the letter of transmittal, and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent on or before the expiration date. Do not send the letter of transmittal or any old notes to anyone other than the exchange agent.

        All new notes will be delivered only in book-entry form through DTC. Accordingly, if you anticipate tendering other than through DTC, you are urged to contact promptly a bank, broker or other intermediary (that has the capability to hold securities custodially through DTC) to arrange for receipt of any new notes to be delivered to you pursuant to the exchange offer and to obtain the information necessary to provide the required DTC participant with account information for the letter of transmittal.

Book-Entry Delivery Procedures for Tendering Old Notes Held with DTC

        If you wish to tender old notes held on your behalf by a custodial entity with DTC, you must:

            (i)  inform your custodial entity of your interest in tendering your old notes pursuant to the exchange offer; and

           (ii)  instruct your custodial entity to tender all old notes you wish to be tendered in the exchange offer into the exchange agent's account at DTC on or prior to the expiration date. Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender old notes by effecting a book-entry transfer of the old notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC, and send an agent's message to the exchange agent. An "agent's message" is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a "participant") tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of Letter of Transmittal

        Signatures on a letter of transmittal or notice of withdrawal described below (see "—Withdrawal of Tenders"), as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant to the letter of transmittal are tendered (i) by a holder who has not completed the box entitled "Special Delivery Instructions" or "Special Issuance and Payment Instructions" on the letter of transmittal or (ii) for the account of an eligible institution. If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, such guarantee must be made by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

        If the letter of transmittal is signed by the holder(s) of old notes tendered thereby, the signature(s) must correspond with the name(s) as written on the face of the old notes without alteration, enlargement or any change whatsoever. If any of the old notes tendered thereby are held by two or more holders, all such holders must sign the letter of transmittal. If any of the old notes tendered thereby are registered in different names on different old notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

        If old notes that are not tendered for exchange pursuant to the exchange offer are to be returned to a person other than the holder thereof, certificates for such old notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible institution.

        If the letter of transmittal is signed by a person other than the holder of any old notes listed therein, such old notes must be properly endorsed or accompanied by a properly completed bond power, signed by such holder exactly as such holder's name appears on such old notes. If the letter of transmittal or any old notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal (or facsimile thereof), the tendering holders of old notes waive any right to receive any notice of the acceptance for exchange of their old notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payments and/or substitute certificates evidencing old notes for amounts not tendered or not exchanged are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If no such instructions are given, old notes not tendered or exchanged will be returned to such tendering holder.

        All questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered old notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered old notes determined by us not to be in proper form or not to be properly tendered or any tendered old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular old notes, whether or not waived in the case of other old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will be under any duty to give such notification or shall incur any liability for failure to give any such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

        Any holder whose old notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the old notes. Holders may contact the exchange agent for assistance with such matters.

Withdrawal of Tenders

        You may withdraw tenders of old notes at any time prior to the expiration date.

        For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to the deadline described above at its address set forth under "—Exchange Agent" in this prospectus. The withdrawal notice must:

  •
  specify the name of the person who tendered the old notes to be withdrawn;

  •
  must contain a description of the old notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such old notes and the aggregate principal amount represented by such old notes; and

  •
  must be signed by the holder of those old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the old notes. In addition, the notice of withdrawal must specify, in the case of old notes tendered by delivery of certificates for such old notes, the name of the registered holder, if different from that of the tendering holder or, in the case of old notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn old notes. The signature on the notice of withdrawal must be guaranteed by an eligible institution unless the old notes have been tendered for the account of an eligible institution.

        Withdrawal of tenders of old notes may not be rescinded, and any old notes properly withdrawn will be deemed not validly tendered for purposes of this exchange offer. Properly withdrawn old notes may, however, be retendered by again following one of the procedures described in "—Procedures for Tendering" prior to the expiration date.

Exchange Agent

        U.S. Bank National Association has been appointed the exchange agent for this exchange offer. Letters of transmittal and all correspondence in connection with this exchange offer should be sent or delivered by each holder of old notes, or a beneficial owner's commercial bank, broker, dealer, trust company or other nominee, to the exchange agent as follows:

By Mail or Hand Delivery:	U.S. Bank National Association 60 Livingston Avenue Mail Station—EP-MN-WS2N St. Paul, Minnesota 55107-2292
Attention:	Specialized Finance
Telephone:	(800) 934-6802

        We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection with this exchange offer.

Other Fees and Expenses

        We will bear the expenses of soliciting tenders of the old notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by facsimile transmission, telephone, email or in person by our officers and other employees and those of our affiliates.

        Tendering holders of old notes will not be required to pay any fee or commission. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, the holder may be required to pay brokerage fees or commissions.

Accounting Treatment

        Since they represent the same indebtedness, the new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer.

BUSINESS

General

        We are a leader in manufacturing and overhauling aerospace systems and components serving a broad spectrum of companies within the aerospace industry. Our clients include original equipment manufacturers, or "OEMs," of commercial, military, regional and business aircraft and components, as well as commercial airlines and air cargo carriers. We design, engineer, manufacture, repair and overhaul aircraft components, such as hydraulic, mechanical and electromechanical control systems, aircraft and engine accessories, structural components and assemblies, non-structural composite components, auxiliary power units, or "APUs," avionics and aircraft instruments. Our diversification, coupled with our ever-broadening product offering, allows us to respond to the changing needs of our customers and the marketplace. Operating in a highly fragmented industry, we are well positioned as one of the few companies worldwide that can offer a wide solution of products, services and systems to the largest aerospace and airline companies in the industry. For the fiscal year ended March 31, 2009 and the nine months ended December 31, 2009, we generated net sales of $1,240 million and $942.8 million, respectively.

        Headquartered in Wayne, Pennsylvania, we operate as a group of 41 aerospace companies with 54 locations in the United States, Europe, Mexico and Thailand. Because each of our companies maintains its own identity, specialized skills, and distinct customer base, we as a whole possess flexibility to respond to changes in the marketplace, including combining individual companies' products and services to serve our customers.

        Our customer base includes nearly all of the world's major OEMs and commercial airlines, the U.S. military and a number of air cargo carriers. We provide parts, assemblies and services to the following platforms:

  •
  Large Commercial Jets, such as Boeing 737, 747, 767, 777, 787 and Airbus 319, 320, 321, 330, 350, 380;

  •
  Military Aircraft, such as Boeing C-17 Globemaster III, F/A-18 Hornet, V-22 Osprey, CH-47 Chinook, Sikorsky UH-60 Black Hawk, Lockheed Martin F-16 Fighting Falcon and F-35 Lightning II, Northrop Grumman E-2C Hawkeye 2000, and Space Vehicles, such as Delta Launch Space Vehicle and International Space Station;

  •
  Business Jets, such as Cessna, Gulfstream, Bombardier, Challenger and Learjet; and

  •
  Regional Commercial Jets, such as Bombardier CRJ100/200, CRJ700 and Embraer ERJ 135/145, ERJ 170/190.

Our Business Segments

        We offer our products and services through two operating segments: Triumph Aerospace Systems Group ("Aerospace Systems") and Triumph Aftermarket Services Group ("Aftermarket Services").

Aerospace Systems

        Aerospace Systems engages in the design and development, manufacture, repair, sales and life cycle support of complete metallic structural assemblies, as well as mechanical, electromechanical, hydraulic, and hydromechanical control systems. The entire range of these opportunities is available with a single point of customer contact within the Aerospace Systems segment, giving us what we believe to be a significant competitive advantage over many of our peers; from individual components to satisfy a specific line or spares requirement; to kits of components or assemblies delivered just in time at point-of-use to support customer production; to highly integrated systems of structure and/or controls to be installed far down a customer's assembly line. Aerospace Systems also performs complex machining processes, machining capabilities and structural component forming, and provides customers with the full range of structural components, as well as complete assemblies and subassemblies. The segment services aerospace OEMs and the top-tier manufacturers who supply them, airlines, air cargo carriers, and domestic and foreign militaries. For the fiscal year ended March 31, 2009 and the nine months ended December 31, 2009, Aerospace Systems generated net sales before inter-segment eliminations of $988.4 million and $779.3 million, respectively.

Business Description	Select Products/Services	Primary End Markets

•       Designs, engineers, manufactures and builds complete mechanical, electromechanical and hydraulic systems

•       Performs complex manufacturing, machining and forming processes for full range of structural components and higher-level assemblies

•       Acoustic insulation systems

•       Aircraft and engine mounted accessory drive

•       Cockpit control levers

•       Composite and metal bonding

•       Composite ducts and floor panels

•       Control system valve bodies

•       Exhaust nozzles and ducting

•       Floor beams

•       Heat exchangers

•       High-lift actuation

•       Landing gear actuation systems

•       Landing gear components and assemblies

•       Main engine gear box assemblies

•       Primary and secondary flight control systems

•       Stretch-formed leading edges and fuselage skins

•       Windows and window assemblies

•       Wing spars and stringers

• Aerospace OEMs and the top-tier manufacturers that supply them • Domestic and foreign militaries • Airlines • Air cargo carriers

Aftermarket Services

        Aftermarket Services performs maintenance, repair, and overhaul services ("MRO") and supplies spare parts of various types of cockpit instruments and gauges for the commercial and military aviation industry and primarily services the world's airline and air cargo carrier customers. Aftermarket Services also designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbine engine components.. It offers comprehensive MRO solutions, leasing packages, exchange programs and FAA-approved repairs and parts manufacturing options as well as providing repair services, aftermarket parts and services to airline, air cargo and third-party overhaul facilities. The segment offers repair capability for FAA-approved assemblies which range from detailed components to complex subsystems including APUs, thrust reversers, flight controls, engine accessories and avionics. Some specialties include navigation, flight, and engine monitoring instruments as well as autopilots, voice and data recorders, smoke detection systems and aircraft lighting. For the fiscal year ended March 31, 2009 and the nine months ended December 31, 2009, Aftermarket Services generated net sales before inter-segment eliminations of $254.6 million and $166.5 million, respectively.

Business Description	Select Products/Services	Primary End Markets

•       Repairs and overhauls complex operational components, such as constant speed drives, thrust reversers and various types of cockpit instruments and gauges for commercial airlines

•       Operates APU repair and overhaul business

•       Performs advanced manufacturing and fabrication processes to deliver precision detail parts and complete component assemblies

•       Applies high temperature coatings for both internal and external customers

•       Refurbishes aircraft interiors

Repairs and overhauls:

•       Air cycle machines

•       APUs

•       Cockpit instrumentation

•       Constant speed drives

•       Engine and airframe accessories

•       Flight control surfaces

•       Integrated drive generators

•       Nacelles

•       Remote sensors

•       Thrust reversers

Fabricates, repairs or overhauls:

•       Blades and vanes

•       Cabin interior panes, shades, light lenses and other plastic components

•       Combustors

•       Stators

•       Transition ducts

Refurbishes airline interior products:

•       Sidewalls

•       Light assemblies

•       Overhead bins

• Airlines • Air cargo carriers • Military

Industry Overview

        We compete globally in the aerospace industry, focusing on aircraft and parts manufacturing as well as aircraft maintenance, repair and overhaul. Our customers include some of the world's major commercial airlines and OEMs (including Boeing, Airbus (a division of EADS NV), Bell Helicopter (a division of Textron), Sikorsky (a division of United Technologies), Lockheed Martin, Raytheon and Honeywell), the U.S. military and air cargo carriers such as Federal Express and United Parcel Service.

Our industry is highly regulated in the United States by the Federal Aviation Administration, or "FAA," and by similar agencies in other countries. Participants in our industry must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models.

        The outlook for the aircraft, engine and parts manufacturing industry remains stable, despite uncertain economic conditions in 2009 and 2010. In the current economic climate, we may continue to see cancellations and deferrals of commercial aircraft orders, but this is not expected to be widespread. To date, the OEMs have been able to accelerate other orders to compensate for the deferrals, although this may not be sustainable. According to Boeing's latest Current Market Outlook 2008–2028, demand for new aircraft is projected to total 29,000 over the next 20 years, which represents more than $3.2 trillion (in 2008 dollars) in that time period.

        From 2005 through 2008, Boeing and Airbus experienced significant order intake and backlog growth. In that period, the two manufacturers obtained combined total orders of approximately 8,400 aircraft. During that same period, their aggregate backlog increased from nearly 2,600 to over 7,400 aircraft. However, many industry experts believe that due to declining demand for commercial air travel including both passenger and freight activity, annual commercial orders could fall behind industry deliveries in 2009, resulting in a decrease in aggregate backlog. Despite the anticipated order slowdown, high backlog levels continue to drive stable production and delivery forecasts for 2009 and 2010 from both Boeing and Airbus. Boeing and Airbus expect to deliver approximately 960 aircraft in 2009. The following table sets forth the historical deliveries of Boeing and Airbus for 2003 through 2008, and their announced delivery expectations for 2009.

	2003	2004	2005	2006	2007	2008	2009(1)
Boeing	281	285	290	398	441	375	480
Airbus	305	320	378	434	453	483	483
Total	586	605	668	832	894	858	963

(1)
Boeing has announced that it expects its 2009 deliveries to be between 480–485. Airbus deliveries of 483 are estimates, based on Airbus public statements.

        Airlines ordered a large number of planes between 2005 and 2008 in a global trend of fleet renewal. The newer aircraft now being constructed by the likes of Boeing and Airbus are lighter, more fuel efficient and technologically superior to the point that not having these aircraft in an airline fleet could potentially be operationally detrimental. The fuel price crisis experienced during the majority of 2008 saw many airlines retire older, less fuel-efficient aircraft. In doing so, airlines have effectively cemented their requirement for new aircraft in order to expand future capacity.

        Airlines located in emerging markets, such as China and India in particular, have seen growth outpacing the more traditional aircraft markets. Boeing believes that China will need to more than triple the size of its fleet to 4,610 airplanes by 2028, up from the current fleet of 1,430 aircraft. Boeing forecasts total volume growth for Chinese air transport over the next two decades of about 7.8% a year, compared to the global average of 4.9%. According to Boeing, China's airlines are expected to take delivery of 3,770 new aircraft, worth $400.0 billion, over the next 20-year period. Boeing expects that 2,670, or 70%, of the new deliveries will be single-aisle airplanes serving the domestic market. Air traffic within China is expected to grow at 8.6% annually over the next 20 years. Similar to growth in China, air traffic within Southwest Asia, including India, is expected to grow at 8.7% annually over the next 20 years with estimated fleet growth of 6.7%, or 1,180 aircraft, valued at $120.0 billion.

        The United States Department of Defense is a significant purchaser of aviation assets and services. The overall U.S. Defense budget is over $680.0 billion including the Defense Supplemental, with approximately $30.0 billion of that spent on aviation. We believe that while overall military budgets are expected to be flat, spending on certain key programs is expected to grow. Lockheed Martin is developing the Joint Strike Fighter, or "JSF," now named the F-35 Lightning II. The U.S. Department of Defense procured 12 F-35 Lightning's in 2008, and we believe the build rates are expected to grow to 90 per year by 2013 for use by both the U.S. Air Force and Navy. Expenditures for the F-35 are estimated to be over $9.0 billion per year by 2013. The U.S. Marine Corps purchased 21 V-22 Osprey's in 2008 and is expected purchase 30 per year through 2014. Expenditures for the V-22 are expected to be greater than $2.0 billion per year. We believe the U.S. Department of Defense is expected to continue to purchase approximately 80 H-60's (both the U.S. Army's UH-60 Blackhawk and Navy's SH-60 Seahawk variant) per year through 2014 for approximately $1.9 billion per year.

Competitive Strengths

        We believe we benefit from the following competitive strengths:

        Diverse Business Mix.    Both organically and through acquisitions, we have sought diversity in the end markets we serve in order to minimize the impact that any one segment of the aerospace industry could have on our results. For example, our OEM market business, which represented 67% of our total net sales in fiscal 2009, is spread across virtually all aerospace platforms, including large commercial jets, military aircraft and space vehicles, business jets, regional commercial jets and other non-aviation segments. Additionally, 27% of our fiscal 2009 total net sales were derived from our regular maintenance, repair and overhaul business, which, though subject to economic cycles, is generally non-discretionary in nature.

        Broad Array of Products and Services.    We provide the aerospace industry a consolidated point of purchase for a diverse array of technically complex products and services across a wide range of aerospace platforms, providing us with a competitive advantage. We design, engineer and manufacture aircraft components to fulfill the particular needs and requirements of our customers. In some cases, we own the proprietary rights to these designs and, accordingly, the customer generally relies on us to provide services on these aircraft components at every stage of their useful lives, including the repair and overhaul or replacement of these components. In addition, we manufacture aviation components according to our customers' individual specifications. We also perform repair and overhaul services for customers on various aviation components manufactured by third parties.

        Significant Customer Relationships and Industry Presence.    Our emphasis on quality control, large customer base and established industry presence creates advantages in meeting the needs of the OEM and MRO markets. Our customer base includes nearly all of the world's major OEMs (Boeing, General Electric, Airbus, Bell Helicopter, Sikorsky, Lockheed Martin, Raytheon and Honeywell), commercial airlines, the U.S. military, and an increasing number of air cargo carriers, including Federal Express and United Parcel Service. We have a well-established industry position and name recognition through our dedication to meeting our customers' complex specifications, delivery of high quality products and services, and a highly-skilled workforce.

        Robust Backlog.    As of December 31, 2009, our backlog, which primarily consists of Aerospace Systems' sales and is comprised of actual purchase orders with firm delivery dates or contract requirements generally within the next 24 months, was approximately $1.2 billion. The majority of our sales are from orders issued under long-term contracts, generally of a three to five-year duration. Our backlog helps provide visibility into our future results.

        Strong Free Cash Flow Generation.    Despite the challenges faced by the commercial airline industry over the last several years and the worldwide economic recession, we have been able to achieve strong and consistent cash flow generation over that time period. We have generated this growth and consistency through a combination of improved margins and greatly improved management of working capital.

        Conservative Balance Sheet and Financial Strategy.    Our total debt to capitalization was 37.8% as of December 31, 2009. In addition, we have over $650.0 million of liquidity including cash and availability under the Credit Agreement and receivables securitization facility. We have historically maintained a strong financial profile, utilizing bank financing and internal cash flows to initially fund acquisitions.

        Proven Acquisition Expertise.    Through the successful completion of more than 30 acquisitions since 1996, we have proven our ability to identify, acquire and integrate compatible companies with proven industry experience and established customer relationships. Our position as a market leader and our acquisition successes to date will afford us access to strong acquisition candidates going forward. We focus on acquisitions that expand our capabilities, increase our geographic presence, and are immediately accretive.

        High Barriers to Entry.    The aviation industry is heavily regulated with required licenses granted by the FAA in the U.S. and by foreign regulatory counterparts. Currently, 19 of our operating subsidiaries operate under FAA-certification. These licenses allow us to offer to customers, on a proprietary basis, certain repaired parts relating to various aircraft accessories at lower costs than other companies that must purchase replacement parts from a third party. In addition, because of concerns regarding the use of unapproved aircraft spare parts, regulatory authorities have also increased the level of documentation that must be maintained for spare parts. OEMs and aircraft operators have extended this requirement to the vendors of spare parts. The high cost of required technology to compete effectively in the redistribution market has made entry into and survival in the aircraft spare parts redistribution market increasingly difficult and expensive. We have implemented the technology to enable us to meet these more stringent traceability requirements and intend to continue to do so in the future.

        Experienced Management Team.    Our senior management team consists of five individuals with extensive experience in the aviation parts and services industry. The presidents of our operating divisions and subsidiaries have extensive aviation industry experience and provide expertise and business relationships from which we as a whole can benefit. Most operating presidents have significant experience in the aviation industry and have successfully managed their respective subsidiaries through various market conditions.

Business Strategy

        Our business strategy is to sustain our high level of growth through internal product development and capability expansion, as well as through acquisitions. We are committed to pursuing the strategies established during our formation in 1993 in becoming the "vendor of choice" in the worldwide aviation industry. These five core strategies are as follows:

        Add Products and Services.    We offer integrated solutions for complex systems by providing integrated capabilities and synergies with other Triumph Group companies, thereby adding greater value for our customers and their products. We intend to continue to introduce new aviation products and services and to acquire select products and services to take advantage of opportunities in the aerospace industry and to respond to our customers' increasing demands. We plan to further expand our position as a consolidated point of purchase to the aerospace industry by capitalizing on the ongoing trend toward outsourcing and the reduction of approved suppliers and vendors by OEMs and aircraft operators.

        Actively Pursue Complementary Acquisitions.    We expect to continue to grow through acquisitions of other companies, assets or product lines that add to or complement our existing aviation products and services. We have successfully completed 32 acquisitions since 1996. Because of the fragmented nature of much of the market for aircraft products and services, we believe that additional acquisition opportunities exist in the aerospace industry. We continually evaluate acquisition opportunities that may include small, focused acquisitions of specific product lines or capabilities as well as larger, strategic opportunities.

        Expand Operating Capacity.    We plan to continue to increase our operating capacity to meet our expected internal growth and to meet demand in the aerospace industry. We intend to continue to prudently invest in state-of-the-art plants and equipment to improve our operating efficiencies and increase our operating margins.

        Market Complete Capabilities.    As we continue to expand our product and service offerings, we plan to leverage our network of operating locations to cross-sell these capabilities to our existing customers and broaden the portfolio of products and services that we deliver to these customers. In addition, through brand affiliation, we can leverage our reputation for quality and performance and, where possible, introduce best operating practices throughout our operations. Our operating locations will continue to share group marketing representatives and jointly bid on projects where appropriate, while still maintaining their individual identities.

        Increase Our International Presence.    We intend to continue to take advantage of the expanding international market for aviation products and services as worldwide air travel increases and foreign nations purchase used aircraft that require more frequent repair and maintenance. We currently supply products and services to substantially all major commercial passenger and air cargo airlines worldwide, have facilities in Mexico, Thailand, France, the United Kingdom and Germany and retain independent sales representatives in a number of foreign countries. In addition, we participate in several international trade shows, including the Paris Air Show, the Farnborough Air Show and the Singapore Air Show. We intend to build on our existing international presence through continued market penetration and, as appropriate opportunities arise, foreign acquisitions.

Sales, Marketing and Engineering

        While each of our operating companies maintains responsibility for selling and marketing its specific products, we have developed two group marketing teams focused on cross-selling our broad capabilities. The focus of these two marketing organizations, one for the Aerospace Systems Group and one for the Aftermarket Services Group, is to sell systems, integrated assemblies and repair and overhaul services, reaching across our operating companies, to our OEM, military, airline and air cargo customers. We also conduct sales activities in the Wichita, Kansas area through Triumph Wichita Support Center, a third party sales organization dedicated solely to a sales effort on behalf of Triumph Group companies, which is staffed by sales professionals focused on Boeing, Spirit AeroSystems, Cessna, Bombardier/Learjet and Raytheon. In certain limited cases, we use independent, commission-based representatives to facilitate responsiveness to each customer's changing needs and current trends in each market/geographic region in which we operate.

        All three of these marketing organizations operate as the front-end of the selling process, establishing or maintaining relationships, identifying opportunities to leverage our brand, and providing service for our customers. Each individual operating company is responsible for its own engineering and technical support, pricing, manufacturing and product support. Also, within the Aerospace Systems Group, we have created a group engineering function to provide integrated solutions to meet our customer needs by designing systems that integrate the capabilities of our companies.

        A significant portion of our government and defense contracts are awarded on a competitive bidding basis. We generally do not bid or act as the primary government contractor, but will typically bid and act as a subcontractor on contracts on a fixed fee basis. We generally sell to our other customers on a fixed fee, negotiated contract or purchase order basis. In limited cases, we employ independent, commission-based representatives to further our reach and expand our customer touchpoints.

        As a result of our integrated sales & marketing organization, a significant portion of our revenues are derived from sales where two or more Triumph companies work together to achieve a result neither could accomplish on its own. We offer our customers the ability to satisfy a broad range of requirements from a single source.

Customers

        For the fiscal year ended March 31, 2009 and for the nine months ended December 31, 2009, the Boeing Company, or Boeing, represented approximately 23% and 30% of our net sales. Sales to Boeing are diversified, as we provide a variety of products and services to more than 10 major programs spread among Boeing's commercial airline, military and space businesses. No other customer accounts for more than 10% of sales. Our customer base includes nearly all of the world's major OEMs and commercial airlines, the U.S. military and a number of air cargo carriers. Our customer base includes companies that, among them, produce or operate the full range of aerospace platforms and other markets, including:

  •
  Large Commercial Jets, such as Boeing 737, 747, 767, 777, 787 and Airbus 319, 320, 321, 330, 350, 380;

  •
  Military Aircraft, such as Boeing C-17 Globemaster III, F/A-18 Hornet, V-22 Osprey, CH-47 Chinook, Sikorsky UH-60 Black Hawk, Lockheed Martin F-16 Fighting Falcon and F-35 Lightning II, Northrop Grumman E-2C Hawkeye 2000, and Space Vehicles, such as Delta Launch Space Vehicle and International Space Station;

  •
  Business Jets, such as Cessna, Gulfstream, Bombardier, Challenger and Learjet; and

  •
  Regional Commercial Jets, such as Bombardier CRJ100/200, CRJ700 and Embraer ERJ 135/145, ERJ 170/190.

Backlog

        The majority of our sales are from purchase orders issued under long term contracts, generally of a three to five-year duration. These agreements generally describe the terms under which the customer may issue purchase orders to buy our products and services during the term of the agreement. These terms typically include a list of the products or repair services customers may purchase, initial pricing, anticipated quantities and, to the extent known, delivery dates. In tracking and reporting our backlog, however, we only include amounts for which we have actual purchase orders with firm delivery dates or contract requirements generally within the next 24 months, which primarily relates to sales to our OEM customer base. Purchase orders issued by our aftermarket customers are usually completed within a short period of time. As a result, our backlog data relates primarily to the OEM customers. The backlog information set forth below does not include the sales that we expect to generate from long-term agreements for which we do not have actual purchase orders with firm delivery dates.

        As of December 31, 2009, our continuing operations had outstanding purchase orders representing an aggregate invoice price of approximately $1,247.8 million, of which $1,212.7 million and $35.1 million relate to the Aerospace Systems Group and the Aftermarket Services Group, respectively. As of December 31, 2008, our continuing operations had outstanding purchase orders representing an aggregated invoice price of approximately $1,280.4 million, of which $1,247.7 million and $32.7 million relate to the Aerospace Systems Group and the Aftermarket Services Group, respectively. Of the backlog of $1,247.8 million as of December 31, 2009, approximately $419.0 million will not be shipped by December 31, 2010.

Proprietary Rights

        We benefit from our proprietary rights relating to designs, engineering and manufacturing processes and repair and overhaul procedures. For some products, our particular manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on us for the production of such specially designed products.

        We view our name and mark as significant to our business as a whole. Our products are protected by a portfolio of patents, trademarks, licenses or other forms of intellectual property that expire at various dates in the future. We develop and acquire new intellectual property on an ongoing basis and consider all of our intellectual property to be valuable. However, based on the broad scope of our product lines, management believes that the loss or expiration of any single intellectual property right would not have a material effect on our results of operations, our financial position or our business segments. Our policy is to file applications and obtain patents for our new products as appropriate, including product modifications and improvements. While patents generally expire 20 years after the patent application filing date, new patents are issued to us on a regular basis.

        In our overhaul and repair businesses, OEMs of equipment that we maintain for our customers increasingly include language in repair manuals that relate to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. There can be no assurance that OEMs will not try to enforce such claims including the possible use of legal proceedings. In the event of such legal proceedings, there can be no assurance that such actions against the Company will be unsuccessful. However, we believe that our use of manufacture and repair manuals is lawful.

Operating Locations

        We conduct our business through operating companies and divisions. The following chart describes the operations, customer base and certain other information with respect to our principal operating locations at December 31, 2009:

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
TRIUMPH AEROSPACE SYSTEMS GROUP
Construction Brevetees d'Alfortville	Construction Brevetees d'Alfortville SAS	Alfortville, France	Manufactures mechanical ball bearing control assemblies for the aerospace, ground transportation, defense and marine industries.	Commercial and Military OEMs, Ground Transportation and Marine OEMs.	66
Triumph Actuation & Motion Control Systems	Triumph Actuation & Motion Control Systems—UK, Ltd. (formerly Saygrove Defence & Aerospace Group, Ltd.)	Buckley, UK	Designs and builds proprietary advanced control products for flight actuation and motor control applications in all electrical aircraft and Unmanned Aerial Vehicles ("UAVs").	Commercial, General Aviation, and Military OEMs.	54
Triumph Actuation Systems—Clemmons(1) Triumph Actuation Systems—Freeport	Triumph Actuation Systems, LLC	Clemmons, NC Freeport, NY	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as variable displacement pumps and motors, linear actuators and valves, and cargo door actuation systems.	Commercial, General Aviation, and Military OEMs; Commercial Airlines, General Aviation and Military Aftermarket.	248
Triumph Actuation Systems—Connecticut	Triumph Actuation Systems—Connecticut, LLC	Bloomfield, CT East Lyme, CT Bethel, CT	Designs, manufactures and repairs complex hydraulic, hydromechanical and mechanical components and systems, such as nose wheel steering motors, helicopter blade lag dampers, mechanical hold open rods, coupling and latching devices, as well as mechanical and electromechanical actuation products.	Commercial, General Aviation, and Military OEMs; Military Aftermarket.	154
Triumph Actuation Systems—Valencia(1)	Triumph Actuation Systems—Valencia, Inc.	Valencia, CA	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as accumulators, actuators, complex valve packages, and landing gear retract actuators.	Commercial, General Aviation, and Military OEMs.	202

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Aerospace Systems—Newport News	Triumph Aerospace Systems—Newport News, Inc.	Newport News, VA San Diego, CA Huntsville, AL New Haven, CT	Offers a fully integrated range of capabilities, including systems engineering, conceptual engineering, mechanical design and analysis, prototype and limited-rate production, and instrumentation assembly and testing services and complex structural composite design and manufacturing.	Commercial and Military OEMs; Commercial and Military Aftermarket.	137
Triumph Aerospace Systems—Seattle	Triumph Actuation Systems—Connecticut, LLC	Redmond, WA Rochester, NY	System engineering and integration for landing gear, hydraulic, deployment, cargo door and electro-mechanical type systems. Capabilities include design, analysis and testing to support these types of systems and components.	Commercial, General Aviation and Military OEMs.	64
Triumph Aerospace Systems—Wichita(1)	Triumph Aerospace Systems—Wichita, Inc.	Wichita, KS	Designs and manufactures aircraft windows, sheet metal assemblies (wing spars and leading edges), pilot/co-pilot control wheels, cockpit sun visors, and structural composite parts for the aerospace industry.	Commercial and General Aviation OEMs; General Aviation Aftermarket.	135
Triumph Composite Systems	Triumph Composite Systems, Inc.	Spokane, WA	Manufactures interior non-structural composites for the aviation industry, including environmental control system ducting, floor panels, aisle stands and glare shields.	Commercial, General Aviation, and Military OEMs; Commercial Aftermarket.	459
Triumph Controls(1)	Triumph Controls, LLC	North Wales, PA Shelbyville, IN	Designs and manufactures mechanical and electromechanical control systems.	Commercial, General Aviation and Military OEMs and Aftermarket.	129
Triumph Controls—Germany Triumph Controls—UK	Triumph Controls—Germany, GmbH (formerly aviation segment of Kongsberg Automotive) Triumph Controls—UK, Ltd.	Heiligenhaus, Germany Basildon, UK	Produces and repairs cable control systems for ground, flight, engine management and cabin comfort features in aircraft.	Commercial and Military OEMs.	33

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Fabrications—Fort Worth	Triumph Fabrication—Fort Worth, Inc.	Fort Worth, TX	Manufactures metallic/composite bonded components and assemblies.	Commercial, General Aviation and Military OEMs and Aftermarket.	129
Triumph Fabrications—Hot Springs	Triumph Fabrications—Hot Springs, Inc.	Hot Springs, AR	Produces complex sheet metal parts and assemblies, titanium hot forming, and performs chem-milling and other metal finishing processes.	Commercial, General Aviation and Military OEMs and Aftermarket.	336
Triumph Fabrications—Shelbyville	The Triumph Group Operations, Inc.	Shelbyville, IN	Produces aircraft fuselage skins, leading edges and web assemblies through the stretch forming of sheet, extrusion, rolled shape and light plate metals.	Commercial, General Aviation and Military OEMs.	119
Triumph Fabrications—San Diego(1) Triumph Fabrications—Phoenix	Triumph Fabrications—San Diego, Inc. Triumph Engineered Solutions, Inc.	El Cajon, CA Chandler, AZ	Produces complex welded and riveted sheet metal assemblies for aerospace applications. Components include exhaust systems, ducting, doors, panels, control surfaces and engine components.	Commercial, General Aviation and Military OEMs.	201
Triumph Gear Systems—Park City(1) Triumph Gear Systems—Macomb(1)	Triumph Gear Systems, Inc. Triumph Gear Systems—Macomb, Inc.	Park City, UT Macomb, MI	Specializes in the design, development, manufacture, sale and repair of gearboxes, high-lift flight control actuators, gear-driven actuators and gears for the aerospace industry.	Commercial and Military OEMs and Aftermarket.	440
Triumph Insulation Systems	Triumph Insulation Systems, LLC (formerly The Mexmil Company, LLC)	Santa Ana, CA Mexicali, Mexico Beijing, China(2)	Designs, manufactures and repairs thermal-acoustic insulation systems for commercial aerospace applications.	Commercial and Military OEMs.	871
Triumph Northwest	The Triumph Group Operations, Inc.	Albany, OR	Machines and fabricates refractory, reactive, heat and corrosion-resistant precision products.	Military, Medical and Electronic OEMs.	23
Triumph Processing	Triumph Processing, Inc.	Lynwood, CA	Provides high-quality finishing services to the aerospace, military and commercial industries.	Commercial, General Aviation, and Military OEMs.	90
Triumph Structures—East Texas	Triumph Structures—East Texas, Inc. (formerly Merritt Tool Company, Inc.)	Kilgore, TX	Manufactures structural components specializing in complex precision machining primarily for commercial and military aerospace programs.	Commercial and Military OEMs.	86

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Structures—Kansas City	Triumph Structures—Kansas City, Inc.	Grandview, MO	Manufactures precision machined parts and mechanical assemblies for the aviation, aerospace and defense industries.	Commercial and Military OEMs.	119
Triumph Structures—Long Island	Triumph Structures—Long Island, LLC	Westbury, NY	Manufactures high quality structural and dynamic parts and assemblies for commercial and military aerospace programs.	Commercial and Military OEMs.	127
Triumph Structures—Los Angeles	Triumph Structures—Los Angeles, Inc.	Chatsworth, CA City of Industry, CA Walnut, CA	Manufactures long structural components, such as stringers, cords, floor beams and spars for the aviation industry. Machines, welds and assembles large complex precision structural components.	Commercial, General Aviation and Military OEMs.	303
Triumph Structures—Wichita	Triumph Structures—Wichita, Inc.	Wichita, KS	Specializes in complex, high speed monolithic precision machining, turning, subassemblies, and sheet metal fabrication, serving domestic and international aerospace customers.	Commercial and Military OEMs.	157
Triumph Thermal Systems(1)	Triumph Thermal Systems, Inc.	Forest, OH	Designs, manufactures and repairs aircraft thermal transfer components and systems.	Commercial, General Aviation and Military OEMs.	184
TRIUMPH AFTERMARKET SERVICES GROUP
Triumph Accessory Services—Wellington(1)	The Triumph Group Operations, Inc.	Wellington, KS Milwaukee, WI	Provides maintenance services for aircraft heavy accessories and airborne electrical power generation devices, including constant speed drives, integrated drive generators, air cycle machines and electrical generators.	Commercial, General Aviation and Military Aftermarket.	119
Triumph Accessory Services—Grand Prairie(1)	Triumph Accessory Services—Grand Prairie, Inc.	Grand Prairie, TX	Provides maintenance services for engine and air frame accessories including a variety of engine gearboxes, pneumatic starters, valves and drive units, hydraulic actuators, lube system pumps, fuel nozzles, fuel pumps and fuel controls.	Commercial and Military Aftermarket.	111

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Air Repair(1)	The Triumph Group Operations, Inc.	Phoenix, AZ	Repairs and overhauls auxiliary power units (APUs) and related accessories; sells, leases and exchanges APUs, related components and other aircraft material.	Commercial, General Aviation and Military Aftermarket.	110
Triumph Airborne Structures(1)	Triumph Airborne Structures, Inc.	Hot Springs, AR	Repairs and overhauls fan reversers, nacelle components, flight control surfaces and other aerostructures.	Commercial Aftermarket.	130
Triumph Aviation Services—Asia(1)	Triumph Aviation Services Asia Ltd.	Chonburi, Thailand	Repairs and overhauls complex aircraft operational components, such as auxiliary power units (APUs), nacelles, constant speed drives, fan reversers and related accessories.	Commercial Aftermarket.	106
Triumph Engines—Tempe(1)	Triumph Engineered Solutions, Inc.	Tempe, AZ Chandler, AZ	Designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbine engine components and provides repair services and aftermarket parts and services to aircraft operators, maintenance providers, and third-party overhaul facilities.	Commercial, General Aviation and Military Aftermarket.	108
Triumph Instruments—Burbank(1)	Triumph Instruments—Burbank, Inc.	Burbank, CA	Repairs and overhauls aircraft instrumentation, power systems and avionics. Distributes and repairs aircraft smoke detectors and industrial instrumentation.	Commercial, General Aviation and Military Aftermarket.	59
Triumph Instruments—Ft. Lauderdale(1)	Triumph Instruments, Inc.	Ft. Lauderdale, FL	Specializes in the repair, overhaul and exchange of electromechanical and pneumatic aircraft instruments.	Commercial, General Aviation and Military Aftermarket.	43
Triumph Interiors(1)	Triumph Interiors, LLC	Oakdale, PA, Grand Prairie, TX	Refurbishes and repairs aircraft interiors such as sidewalls, ceiling panels, galleys and overhead storage bins and manufactures a full line of PMA interior lighting and plastic components.	Commercial Aftermarket.	98

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Logistics—UK	Triumph Logistics (UK) Ltd.	Basingstoke, UK	Provides distribution, exchange and lease programs for auxiliary power units (APUs), APU components and components supported by Triumph Group Companies.	Commercial, General Aviation and Military Aftermarket.	3
Triumph San Antonio Support Center	The Triumph Group Operations, Inc.	San Antonio, TX	Provides maintenance services for aircraft ground support equipment.	Military Aftermarket.	30
DISCONTINUED OPERATIONS
Triumph Precision Castings	Triumph Precision Castings Co.	Chandler, AZ	Applies advanced directionally solidified (polycrystal or single crystal) and Equiax investment casting processes to produce products for the commercial and defense gas turbine market.	Commercial and Military Aftermarket	30

(1)
Designates FAA-certified repair station.

(2)
Through an affiliate, Triumph Insulation Systems, LLC manages a 50% interest in a joint venture operating in Beijing China, with Beijing Kailan Aviation Technology Co., Ltd., an unrelated party based in China. Our interest in the joint venture is accounted for in our consolidated financial statements on the equity method.

United States and International Operations

        Our revenues from our continuing operations to customers in the United States for fiscal years 2009, 2008 and 2007 were approximately $974.0 million, $914.0 million, and $735.0 million, respectively. Our revenues from our continuing operations to customers in all other countries for fiscal years 2009, 2008 and 2007 were approximately $267.0 million, $237.0 million, and $202.0 million, respectively.

        As of March 31, 2009 and 2008, our long-lived assets for our continuing operations located in the United States were approximately $851.0 million and $775.0 million, respectively. As of March 31, 2009 and 2008, our long-lived assets for our continuing operations located in all other countries were approximately $63.0 million and $25.0 million, respectively.

Raw Materials and Replacement Parts

        We purchase raw materials, primarily consisting of extrusions, forgings, castings, aluminum and titanium sheets and shapes, from various vendors. We also purchase replacement parts which are utilized in our various repair and overhaul operations. We believe that the availability of raw materials to us is adequate to support our operations.

Competition

        We compete primarily with the top-tier systems integrators and manufacturers that supply them, some of which are divisions or subsidiaries of other large companies, in the manufacture of aircraft systems components and subassemblies. OEMs are increasingly focusing on assembly activities while outsourcing more manufacturing and repair to third parties, and therefore are less of a competitive force than in previous years.

        Competition for the repair and overhaul of aviation components comes from three primary sources, some with greater financial and other resources than we have: OEMs, major commercial airlines and other independent repair and overhaul companies. Some major commercial airlines continue to own and operate their own service centers, while others have begun to sell or outsource their repair and overhaul services to other aircraft operators or third parties. Large domestic and foreign airlines that provide repair and overhaul services typically provide these services not only for their own aircraft but for other airlines as well. OEMs also maintain service centers which provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components.

        Participants in the aerospace industry compete primarily on the basis of breadth of technical capabilities, quality, turnaround time, capacity and price.

Government Regulation and Industry Oversight

        The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New and more stringent government regulations may be adopted, or industry oversight heightened, in the future and these new regulations, if enacted, or any industry oversight, if heightened, may have an adverse impact on us. See "Risk Factors—Risks Relating to Our Industry and Our Business—Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations."

        We must also satisfy the requirements of our customers, including OEMs, that are subject to FAA regulations, and provide these customers with products and repair services that comply with the government regulations applicable to aircraft components used in commercial flight operations. The FAA regulates commercial flight operations and requires that aircraft components meet its stringent standards. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and we currently satisfy these maintenance standards in our repair and overhaul services. Several of our operating locations are FAA-approved repair stations.

        Generally, the FAA only grants licenses for the manufacture or repair of a specific aircraft component, rather than the broader licenses that have been granted in the past. The FAA licensing process may be costly and time-consuming. In order to obtain an FAA license, an applicant must satisfy all applicable regulations of the FAA governing repair stations. These regulations require that an applicant have experienced personnel, inspection systems, suitable facilities and equipment. In addition, the applicant must demonstrate a need for the license. Because an applicant must procure manufacturing and repair manuals from third parties relating to each particular aircraft component in order to obtain a license with respect to that component, the application process may involve substantial cost.

        The license approval processes for the European Aviation Safety Agency (EASA was formed in 2002 and is handling most of the responsibilities of the national aviation authorities in Europe, such as the United Kingdom Civil Aviation Authority), which regulates this industry in the European Union, the Civil Aviation Administration of China, and other comparable foreign regulatory authorities are similarly stringent, involving potentially lengthy audits.

        Our operations are also subject to a variety of worker and community safety laws. For example, the Occupational Safety and Health Act of 1970, or "OSHA," mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of hazardous and toxic substances. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. We believe that our operations are in material compliance with OSHA's health and safety requirements.

Environmental Matters

        Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulation by government agencies, including the U.S. Environmental Protection Agency, or the "EPA." Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment, and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Although management believes that our operations and our facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of our operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure compliance in the future.

        Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries have at one time or another been under active investigation for environmental contamination by federal or state agencies when acquired, and at least in some cases, continue to be under investigation or subject to remediation for potential or identified environmental contamination. Individual facilities of ours have also been subject to investigation on occasion for possible past waste disposal practices which might have contributed to contamination at or from remote third party waste disposal sites. In some instances, we are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations, including but not limited to specified exclusions, deductibles and limitations on the survival period of the indemnity. We also maintain a pollution liability policy that provides coverage, subject to specified limitations, for specified material liabilities associated with the clean-up of certain on-site pollution conditions, as well as defense and indemnity for certain third party suits (including Superfund liabilities at third party sites), in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on our financial position, results of operations, and cash flows.

Employees

        As of March 31, 2009, for our continuing operations we employed 6,131 persons, of whom 649 were management employees, 85 were sales and marketing personnel, 728 were technical personnel, 631 were administrative personnel and 4,038 were production workers. As of March 31, 2009, for our discontinued operations, we employed 62 persons, of whom 7 were management employees, 14 were technical personnel, 10 were administrative personnel and 31 were production workers.

        Several of our subsidiaries are parties to collective bargaining agreements with labor unions. Under those agreements, we currently employ approximately 683 full-time employees. Currently, approximately 11.1% of our permanent employees are represented by labor unions and approximately 20.0% of net sales are derived from the facilities at which at least some employees are unionized. Our inability to negotiate an acceptable contract with any of these labor unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs, which could have an adverse effect on our business and results of operations.

        We have not experienced any material labor-related work stoppage and consider our relations with our employees to be good.

Properties

        Our executive offices are located in Wayne, Pennsylvania, where we lease 11,700 square feet of space. In addition, as of January 31, 2010, we owned or leased the following operating facilities.

Location	Description	Square Footage	Owned/ Leased
TRIUMPH AEROSPACE SYSTEMS GROUP
Hot Springs, AR	Manufacturing facility/office	217,300	Owned
Chandler, AZ	Manufacturing facility/office	34,300	Leased
Chatsworth, CA	Manufacturing facility/office	101,900	Owned
Chatsworth, CA	Manufacturing facility	21,600	Leased
City of Industry, CA	Manufacturing facility/office	75,000	Leased
El Cajon, CA	Manufacturing facility/office	122,400	Leased
Lynwood, CA	Processing and finishing facility/office	59,700	Leased
Lynwood, CA	Office/warehouse/aerospace metal processing	105,000	Leased
San Diego, CA	Force measurement systems facility	7,000	Leased
Santa Ana, CA	Office	15,300	Leased
Valencia, CA	Manufacturing facility/office	87,000	Leased
Walnut, CA	Manufacturing facility/office	105,000	Leased
Bethel, CT	Office	1,700	Leased
Bloomfield, CT	Manufacturing facility/office	29,800	Leased
East Lyme, CT	Manufacturing facility/office	59,600	Owned
New Haven, CT	Engineering/manufacturing	2,400	Leased
Alfortville, France	Manufacturing facility/office	7,500	Leased
Heiligenhaus, Germany	Manufacturing facility/office	2,200	Leased
Shelbyville, IN	Manufacturing facility/office	193,900	Owned
Shelbyville, IN	Manufacturing facility/office	100,000	Owned
Wichita, KS	Manufacturing facility/office	145,200	Leased
Wichita, KS	Manufacturing facility/office	130,300	Leased
Macomb, MI	Manufacturing facility/office	86,000	Leased
Mexicali, Mexico	Manufacturing facility/office	261,000	Leased
Grandview, MO	Manufacturing facility/office	78,000	Owned
Freeport, NY	Manufacturing facility/office/warehouse	29,000	Owned
Rochester, NY	Engineering Office	5,000	Leased
Westbury, NY	Manufacturing facility/office	93,500	Leased
Westbury, NY	Aerospace Metal Processing	12,500	Leased
Clemmons, NC	Manufacturing facility/repair/office	110,000	Owned

Location	Description	Square Footage	Owned/ Leased
Forest, OH	Manufacturing facility/office	125,000	Owned
Albany, OR	Machine shop/office	25,000	Owned
North Wales, PA	Manufacturing facility/office	111,400	Owned
Fort Worth, TX	Manufacturing facility/office	114,100	Owned
Kilgore, TX	Manufacturing facility/office	83,000	Owned
Basildon, UK.	Manufacturing facility/office	1,900	Leased
Buckley, UK.	Manufacturing facility/office	8,000	Leased
Park City, UT	Manufacturing facility/office	180,000	Owned
Newport News, VA	Engineering/Manufacturing/office	93,000	Leased
Redmond, WA	Manufacturing facility/office	19,400	Leased
Spokane, WA	Manufacturing facility/office	392,000	Owned
TRIUMPH AFTERMARKET SERVICES GROUP
Hot Springs, AR	Machine shop/office	219,700	Owned
Chandler, AZ	Thermal processing facility/office	15,000	Leased
Phoenix, AZ	Repair and overhaul shop/office	50,000	Leased
Phoenix, AZ	Repair and overhaul/office	24,800	Leased
Tempe, AZ	Manufacturing facility/office	13,500	Owned
Tempe, AZ	Machine shop	9,300	Owned
Tempe, AZ	Machine shop	32,000	Owned
Burbank, CA	Instrument shop/warehouse/office	23,000	Leased
Basingstoke, UK	Repair and overhaul/office	3,400	Leased
Ft. Lauderdale, FL	Instrument shop/warehouse/office	11,700	Leased
Wellington, KS	Repair and overhaul/office	65,000	Leased
Oakdale, PA	Production/warehouse/office	68,000	Leased
Dallas, TX	Production/office	28,600	Leased
Grand Prairie, TX	Repair and overhaul shop/office	60,000	Leased
San Antonio, TX	Repair and overhaul/office	30,000	Leased
Chonburi, Thailand	Repair and overhaul shop/office	85,000	Owned
Milwaukee, WI	Office	8,300	Leased
DISCONTINUED OPERATIONS
Chandler, AZ	Casting facility/office	31,000	Leased

        We believe that our properties are adequate to support our operations for the foreseeable future.

Legal Proceedings

        On July 9, 2004, Eaton Corporation and several Eaton subsidiaries filed a complaint against us, our subsidiary, Frisby Aerospace, LLC (now named Triumph Actuation Systems, LLC), certain related subsidiaries and certain employees of ours and our subsidiaries. The complaint was filed in the Circuit Court of the First Judicial District of Hinds County, Mississippi and alleged nineteen causes of action under Mississippi law. In particular, the complaint alleged the misappropriation of trade secrets and intellectual property allegedly belonging to Eaton relating to hydraulic pumps and motors used in military and commercial aviation. Triumph Actuation Systems and the individual defendants filed separate responses to Eaton's claims. Triumph Actuation Systems filed counterclaims against Eaton alleging common law unfair competition, interference with existing and prospective contracts, abuse of process, defamation, violation of North Carolina's Unfair and Deceptive Trade Practices Act, and violation of the false advertising provisions of the Lanham Act. We and defendant Jeff Frisby, President of Triumph Actuation Systems at the time the engineer defendants were hired, moved to dismiss the complaint for lack of personal jurisdiction.

        The above allegations also relate to alleged conduct that has been the subject of an investigation by the office of the U.S. Attorney in Jackson, Mississippi. On January 22, 2004, a search warrant was executed on the offices of Triumph Actuation Systems in connection with this investigation. Triumph Actuation Systems cooperated with the investigation. On December 20, 2006, five engineers of Triumph Actuation Systems who are former employees of Eaton Aerospace, LLC, were indicted by a grand jury sitting in the Southern District of Mississippi on five counts of trade secret misappropriation, conspiracy to misappropriate trade secrets, and mail and wire fraud. On June 15, 2007, all counts other than part of one count were dismissed by the court, leaving a charge of conspiracy to misappropriate trade secrets.

        On October 11, 2007, the government obtained a new indictment against the same five engineer defendants raising new charges arising out of the same investigation, which were essentially reiterated in a second superseding indictment obtained on November 11, 2007. The defendant engineers subsequently filed pretrial motions, including motions to dismiss. On April 25, 2008, the court granted some of those motions and dismissed seven of the twelve counts of the second superseding indictment. The government appealed the dismissal with respect to three of the seven counts dismissed. On January 21, 2009, while the appeal was still pending, the government obtained a new indictment against the five engineers containing three counts stating essentially the same charges as those covered by the government's appeal. On February 9, 2009, the United States Court of Appeals for the Fifth Circuit unanimously affirmed the dismissal of one of the counts covered by the government's appeal and reversed as to the other two counts. (The government thereafter dismissed the two counts of the most recent indictment similar to the two counts restored by the appellate court.) The defendant engineers have filed pretrial motions, including motions to dismiss, relating to the counts still pending against them. On September 10, 2009, upon the agreement of the government and the defendant engineers, the trial court entered an order continuing the case until after the trial in the civil case filed by Eaton and staying all proceedings except the issuance of orders related to previously filed motions and the parties' compliance with ongoing discovery obligations.

        No charges have been brought against Triumph Actuation Systems or us, and we understand that neither Triumph Actuation Systems nor the Company is currently the subject of the criminal investigation.

        In the civil case, following stays of most discovery while the parties litigated a motion to dismiss and a motion to protect the defendant engineers' Fifth Amendment rights, discovery recommenced in late August 2007. However, on January 4, 2008, the judge in the civil case, Judge Bobby DeLaughter, recused himself on his own motion. The case has been reassigned to a new judge, Chief Judge W. Swan Yerger.

        On January 24, 2008, Triumph Actuation Systems filed a motion to stay all discovery in order to review and reconsider Judge DeLaughter's prior orders based on the ongoing federal investigation of an alleged ex parte and inappropriate relationship between Judge DeLaughter and Ed Peters, a lawyer representing Eaton for whom Judge DeLaughter had worked prior to his appointment to the bench. Judge DeLaughter has since been suspended from the bench and indicted by a federal grand jury sitting in the Northern District of Mississippi. On July 30, 2009, Judge DeLaughter pled guilty to a count of obstruction of justice contained in the indictment and now awaits sentencing. Triumph Actuation Systems filed other motions relating to the alleged inappropriate relationship with

Mr. Peters, including a motion for sanctions. Judge Yerger has ordered that this conduct be examined and has undertaken, along with a newly appointed Special Master, to review Judge DeLaughter's rulings in the case from the time Mr. Peters became involved. The court has stayed all other proceedings while conducting its review of the conduct of Mr. Peters with the exception of a period between October 30, 2008 and March 4, 2009 when discovery on the merits was briefly reopened. Trial is presently scheduled to begin on May 3, 2010.

        It is too early to determine what, if any, exposure to liability Triumph Actuation Systems or the Company might face as a result of the civil suit. We intend to continue to vigorously defend the allegations contained in Eaton's complaint and to vigorously prosecute the counterclaims brought by Triumph Actuation Systems.

        In the ordinary course of our business, we are also involved in disputes, claims, lawsuits, and governmental and regulatory inquiries that we deem to be immaterial. Some may involve claims or potential claims of substantial damages, fines or penalties. While we cannot predict the outcome of any pending or future litigation or proceeding, we do not believe that any pending matter will have a material effect, individually or in the aggregate, on our financial position or results of operations, although no assurances can be given to that effect.

MANAGEMENT

        The following sets forth certain background information about our executive officers and directors.

Name	Age	Position
Richard C. Ill	66	Chairman and Chief Executive Officer
Jeffry D. Frisby	55	President and Chief Operating Officer
M. David Kornblatt	49	Executive Vice President, Chief Financial Officer and Treasurer
John B. Wright, II	56	Vice President, General Counsel and Secretary
Kevin E. Kindig	53	Vice President and Controller
Paul Bourgon	53	Director
Richard C. Gozon	71	Director
Claude F. Kronk	78	Director
Joseph M. Silvestri	48	Director
George Simpson	67	Director

        Richard C. Ill was elected Chairman in July 2009, and had been our President and Chief Executive Officer and a director since 1993. He continues to serve as Chief Executive Officer. Mr. Ill is a director of P.H. Glatfelter Company, Airgas Inc. and Baker Industries, and a trustee of the Eisenhower Fellowships.

        Jeffry D. Frisby has been President and Chief Operating Officer since July 2009. Before that, for a period in excess of five years, Mr. Frisby served as Group President of our Aerospace Systems Group. Mr. Frisby serves on the Board of Directors of Quaker Chemical Corporation.

        M. David Kornblatt became Executive Vice President in July 2009, and had been Senior Vice President and Chief Financial Officer since June 2007. He continues to serve as Chief Financial Officer. From 2006 until joining us, Mr. Kornblatt served as Senior Vice President—Finance and Chief Financial Officer at Carpenter Technology Corporation, a manufacturer and distributor of specialty alloys and various engineered products. From 2003 to 2005, he was Vice President and Chief Financial Officer at York International, prior to its acquisition by Johnson Controls in December 2005. Before that, Mr. Kornblatt was the Director of Taxes-Europe for The Gillette Company in London, England for three years. Mr. Kornblatt is a director of Universal Stainless & Alloy Products, Inc.

        John B. Wright, II has been a Vice President and our General Counsel and Secretary since 2004. From 2001 until he joined us, Mr. Wright was a partner with the law firm of Ballard Spahr LLP, where he practiced corporate and securities law.

        Kevin E. Kindig has been our Controller since 1993 and a Vice President since April 1999.

        Richard C. Gozon has been a Director of Triumph since 1993. Prior to his retirement in 2002, Mr. Gozon served as Executive Vice President of Weyerhaeuser Company, a position which he held for more than five years. Weyerhaeuser Company is an international forest products company. Mr. Gozon serves on the Board of Directors of UGI Corporation, AmerisourceBergen Corporation and AmeriGas Partners, L.P.

        Claude F. Kronk has been a Director of Triumph since 1993. Prior to his retirement in 1998, Mr. Kronk served as Vice Chairman and Chief Executive Officer of J&L Specialty Steel, Inc., which is primarily a manufacturer of flat rolled stainless steel in the United States.

        George Simpson has been a Director of Triumph since 2002. Prior to his retirement in 2001, Mr. Simpson served as Chief Executive Officer of Marconi Corporation plc, formerly GEC plc, a position which he held since September 1996. Marconi Corporation plc was a communications and information technology company.

        Paul Bourgon has been a Director of Triumph since October 2008. Mr. Bourgon has served as President of the Aeroengine division of SKF Aeroengine since 2006. SKF Group supplies products, solutions and services within rolling bearings, seals, mechatronics, services and lubrication systems and SKF Aeroengine, a division of SKF Group, focuses on providing services in bearing repair and overhaul. Prior to joining SKF Aeroengine, Mr. Bourgon served as Vice President—Marketing of Heroux-Devtex Inc., a company which supplies the commercial and military sectors with landing gear, airframe structural components, including kits, and aircraft engine components. Mr. Bourgon also serves on the Board of Directors of Venture Aerobearing LLC.

        Joseph M. Silvestri has been a Director of Triumph since October 2008 and previously served as a Director of Triumph from 1995 to 2005. Mr. Silvestri has served as a Managing Partner of CourtSquare Capital Partners, an independent private equity firm, since 1990. Mr. Silvestri also serves on the Board of Directors of SGS International, a digital imaging company that provides design-to-print graphic services to the international consumer products packaging market in North America, Europe and Asia.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        We summarize below the principal terms of certain agreements to which we are a party. This summary is not a complete description of all of the terms of the relevant agreements.

Amended and Restated Credit Facility

        On August 14, 2009, the Company amended and restated its existing Amended and Restated Credit Agreement dated as of July 27, 2005 (the "Original Credit Agreement") among the Company, certain of its subsidiaries, as guarantors, the lenders party thereto, and PNC Bank, National Association, as administrative agent for such lenders (the "Agent"), by entering into an Amended and Restated Credit Agreement (the "Credit Agreement") among the Company, certain of its foreign subsidiaries, as co-borrowers (the "Subsidiary Borrowers," and together with the Company, the "Borrowers"), and substantially all of its domestic subsidiaries, as guarantors (the "Subsidiary Guarantors"), the lenders party thereto (the "Lenders") and the Agent, as administrative agent for the Lenders (the "Agent"). Pursuant to the Credit Agreement, the Lenders have provided the Borrowers with a revolving line of credit pursuant to which the Borrowers can borrow, repay and re-borrow revolving credit loans in an aggregate amount not to exceed $485.0 million outstanding at any time (the "Revolving Facility"). The Borrowers are permitted under the Credit Agreement to request (i) that up to $200.0 million of loans, on an as converted basis, be made in certain foreign currencies (the "Designated Currencies"), (ii) the issuance of letters of credit (including letters of credit denominated in the Designated Currencies) in an aggregate face amount not to exceed $30.0 million on an as converted basis and (iii) short-term swing loans in an aggregate amount not to exceed $30.0 million. During the term of the Credit Agreement, the Company also has the option to increase the maximum principal amount of the Credit Agreement by $50.0 million from $485.0 million to $535.0 million.

        The initial proceeds of the borrowings under the Credit Agreement were used to refinance the Company's outstanding indebtedness under the Original Credit Agreement. In addition, the Borrowers are permitted to use the Credit Agreement to (i) provide for the general corporate purposes and (ii) finance certain acquisitions.

        The Subsidiary Guarantors have provided a joint and several guaranty (the "Guaranty") of the Borrowers' obligations under the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement). In addition, the Borrowers' obligations under the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement) are secured by a pledge of 65% of the capital stock of certain of the Company's first-tier foreign subsidiaries.

        Borrowing rates for the Credit Agreement are determined at the Company's option at the time of each borrowing. The Company may choose from (i) a base rate, which is generally equal to (a) the greatest of (1) the prime rate, (2) the federal funds rate and (3) a daily published London Interbank Offer Rate ("LIBOR") plus (b) 0.5% plus (c) a specified margin ranging from 1.25% per annum to 2.50% per annum, or (ii) a rate based generally on LIBOR plus a specified margin ranging from 2.25% per annum to 3.50% per annum. The specified margin is determined quarterly based on the Total Leverage Ratio (as defined below) as of the last day of the applicable fiscal quarter. All swing loans bear interest, at the Company's option, at either the base rate or at a rate mutually agreed upon by the Agent and the Company at the time of the Company's request for a swing loan. The Company is also required to pay a customary quarterly commitment fee on the average daily unused portion of the Credit Agreement for each fiscal quarter and customary fees in connection with the issuance of letters of credit. The commitment fee ranges from 0.30% per annum to 0.65% per annum and is determined quarterly based on the Company's Total Leverage Ratio as of the last day of the applicable fiscal quarter. The fees associated with letters of credit include (i) a quarterly fronting fee equal to 0.125%, and (ii) a quarterly fee ranging from 2.25% per annum to 3.50% per annum based on the Company's Total Leverage Ratio, in each case based on the average daily (x) aggregate face amount of undrawn letters of credit and (y) aggregate amount of all letters of credit drawn but reimbursed during such quarter. Such fees are payable on the last day of the applicable fiscal quarter.

        All outstanding principal and interest under the Credit Agreement will be due and payable on January 30, 2013. Interest accrued on the outstanding principal under the Credit Agreement bearing interest at (i) the base rate will be payable quarterly and (ii) LIBOR will be payable at the end of the applicable interest period.

        The Company has the right to prepay the Credit Agreement in whole or in part without premium or penalty, subject to indemnity obligations related to the early repayment of borrowings bearing interest at the London Interbank Offer Rate under the Credit Agreement.

        The Credit Agreement contains representations, warranties and covenants customary for financings of this type including, without limitation, financial covenants under which the Company is obligated to maintain on a consolidated basis, as of the end of each fiscal quarter, a certain: (i) minimum ratio of (a) consolidated earnings plus interest, taxes, depreciation, amortization and non-recurring non-cash losses less non-recurring gains ("EBITDA") to (b) interest expense, in each case for the period of four consecutive fiscal quarters then ending; (ii) maximum ratio of (a) total indebtedness less total cash or cash equivalents in excess of $25.0 million which is maintained by the Company or any domestic Subsidiary Borrower or Subsidiary Guarantor with a Lender ("Total Net Debt") as of such date to (b) EBITDA, as adjusted for acquisitions or dispositions ("Adjusted EBITDA"), for the period of four consecutive fiscal quarters then ending ("Total Leverage Ratio"); and (iii) maximum ratio of (a) Total Net Debt less subordinated indebtedness as of such date to (b) Adjusted EBITDA for the period of four consecutive fiscal quarters then ending. In addition, the Company and its subsidiaries are subject to certain other covenants, including, without limitation, covenants limiting their ability to (i) incur indebtedness and guaranty obligations, (ii) granting liens, (iii) make loans, advances, investments, distributions and acquisitions, (iv) merge or liquidate, (v) sell or transfer assets and (v) engage in transactions with affiliates.

        The Borrowers are also subject to customary events of default, including, without limitation, (i) the failure to pay principal, interest or fees when due, (ii) breach of representations or warranties, (iii) covenant defaults, (iv) cross-defaults to other indebtedness in excess a specified amount, (v) change of control, (vi) insolvency or bankruptcy and (vii) monetary judgments in excess of a certain amount. If an event of default occurs and is continuing, the Agent or the Required Lenders (as defined in the Credit Agreement) may declare the outstanding obligations under the Credit Agreement immediately due and payable.

        We entered into an amendment to the Credit Agreement on September 18, 2009 to facilitate the guarantees of the notes in this offering

Convertible Senior Subordinated Notes

        On September 18, 2006, the Company issued $201.3 million in convertible senior subordinated notes (the "Convertible Notes"). The Convertible Notes are direct, unsecured, senior subordinated obligations of the Company, and rank (i) junior in right of payment to all of the Company's existing and future senior indebtedness, (ii) equal in right of payment with any other future senior subordinated indebtedness, and (iii) senior in right of payment to all subordinated indebtedness. During the nine months ended December 31, 2009, the Company paid $4.0 million to purchase $4.2 million in principal amount of the Notes, resulting in a reduction in the carrying amount of the Notes of $3.8 million and a gain on extinguishment of less than $0.1 million. During fiscal 2009, the Company paid $15.4 million to purchase $18.0 million in principal amount of the Convertible Notes, resulting in a reduction in the carrying amount of the Convertible Notes of $16.0 million and a gain on extinguishment of $0.9 million.

        The Company received net proceeds from the sale of the Convertible Notes of approximately $195.0 million after deducting debt issuance expenses of approximately $6.0 million. The use of the net proceeds from the sale was for prepayment of the Company's outstanding senior notes, including a make-whole premium, fees and expenses in connection with the prepayment, and to repay a portion of the outstanding indebtedness under the Credit Agreement. Debt issuance costs have been recorded as other assets in the accompanying consolidated balance sheets and are being amortized over a period of five years.

        The Convertible Notes bear interest at a fixed rate of 2.625% per annum, payable in cash semi-annually in arrears on each April 1 and October 1 beginning April 1, 2007. During the period commencing on October 6, 2011 and ending on, but excluding, April 1, 2012 and each six-month period from October 1 to March 31 or from April 1 to September 30 thereafter, the Company will pay contingent interest during the applicable interest period if the average trading price of a Convertible Note for the five consecutive trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals or exceeds 120% of the principal amount of the Convertible Notes. The contingent interest payable per Convertible Note in respect of any six-month period will equal 0.25% per annum calculated on the average trading price of a Convertible Note for the relevant five trading day period. This contingent interest feature represents an embedded derivative. Since it is in the control of the Company to call the Convertible Notes at any time after October 6, 2011, the value of the derivative was determined to be de minimis. Accordingly, no value has been assigned at issuance or at June 30, 2009.

        The Convertible Notes mature on October 1, 2026 unless earlier redeemed, repurchased or converted. The Company may redeem the Convertible Notes for cash, either in whole or in part, anytime on or after October 6, 2011 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of redemption. In addition, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes on October 1, 2011, 2016 and 2021, at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to, but not including, the date of repurchase. The Convertible Notes are convertible into the Company's common stock at a rate equal to 18.3655 shares per $1,000 principal amount of the Convertible Notes (equal to an initial conversion price of approximately $54.45 per share), subject to adjustment as described in the indenture governing the Convertible Notes. Upon conversion, the Company will deliver to the holder surrendering the Convertible Notes for conversion, for each $1,000 principal amount of Convertible Notes, an amount consisting of cash equal to the lesser of $1,000 and the Company's total conversion obligation and, to the extent that the Company's total conversion obligation exceeds $1,000, at the Company's election, cash or shares of the Company's common stock in respect of the remainder.

        The Convertible Notes are eligible for conversion upon meeting certain conditions as provided in the indenture governing the Convertible Notes. For the fiscal quarter ended June 30, 2009 and June 30, 2008, respectively, the Convertible Notes were not eligible for conversion. Accordingly, the Company has classified the Convertible Notes as long-term as of June 30, 2009 and June 30, 2008, respectively.

        To be included in the calculation of diluted earnings per share, the average price of the Company's common stock for the quarter must exceed the conversion price per share of $54.45. The average price of the Company's common stock for the fiscal quarter ended June 30, 2009 and June 30, 2008 was $40.96 and $58.98, respectively. Therefore, zero and 283,930 additional shares were included in the diluted earnings per share calculation as of the fiscal quarter ended June 30, 2009 and June 30, 2008, respectively. If the Company undergoes a fundamental change, holders of the Convertible Notes will have the right, subject to certain conditions, to require the Company to repurchase for cash all or a portion of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the

Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any.

        Effective April 1, 2009, the Company adopted FSP APB 14-1, resulting in the reduction of the carrying amount of our convertible debt to the discounted value with the discount recorded through capital in excess of par. As of June 30, 2009, the remaining discount of $14.4 million will be amortized on the effective interest method through October 1, 2011.

Receivables Securitization Program

        In August 2008, the Company entered into a receivable securitization facility (the "Securitization Facility") with a purchase limit of $125.0 million. In connection with the Securitization Facility, the Company sells on a revolving basis certain accounts receivable to Triumph Receivables, LLC, a wholly-owned special-purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. The Company is the servicer of the accounts receivable under the Securitization Facility. As of June 30, 2009, the maximum amount available under the Securitization Facility was $119.4 million. Interest rates are based on prevailing market rates for short-term commercial paper plus a program fee and a commitment fee. The program fee is 35 basis points on the amount outstanding under the Securitization Facility. Additionally, the commitment fee is 30 basis points on 102% of the maximum amount available under the Securitization Facility. At June 30, 2009, there was $75.0 million outstanding under the Securitization Facility. In connection with entering into the Securitization Facility, the Company incurred approximately $0.8 million of costs, which were deferred and are being amortized over the life of the Securitization Facility. The Company securitizes its accounts receivable, which are generally non-interest bearing, in transactions that are accounted for as borrowings under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

        On August 6, 2009, the Company entered into an amendment to its Securitization Facility, pursuant to which the Securitization Facility was extended for a one year period from August 6, 2009 until August 5, 2010.

        The agreement governing the Securitization Facility contains restrictions and covenants which include limitations on the making of certain restricted payments, creation of certain liens, and certain corporate acts such as mergers, consolidations and the sale of substantially all assets.

Equipment Leasing Facility

        During March 2009, the Company entered into the Leasing Facility creating a capital lease of certain existing property and equipment, resulting in net proceeds of $58.5 million after deducting debt issuance costs of approximately $0.2 million. During June 2009, the Company added additional capital leases resulting in proceeds of $6.7 million. The net proceeds from the Leasing Facility were used to repay a portion of the outstanding indebtedness under the Credit Agreement. The debt issuance costs have been recorded as other assets in the accompanying consolidated balance sheets and are being amortized over the term of the Leasing Facility. The Leasing Facility bears interest at a weighted-average fixed rate of 6.2% per annum.

DESCRIPTION OF NEW NOTES

        The Company will issue the new notes (the "Notes") offered hereby under an Indenture to be dated as of the Issue Date among the Company, each Guarantor and U.S. Bank National Association, as Trustee (the "Indenture"). For purposes of this section of this offering memorandum, references to the "Company," "we," "us," "our" or similar terms refer solely to Triumph Group, Inc., and not its Subsidiaries. The 8% senior subordinated notes due 2017 offered hereby are referred to herein as the "Notes". References to "debt securities" means debt securities issued under the Indenture, including the Notes.

        The statements under this caption relating to the Indenture and the Notes are summaries and are not a complete description thereof, and where reference is made to particular provisions, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and the Notes and those terms made part of the Indenture by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions." Unless otherwise indicated, references under this caption to Sections or Articles are references to sections and articles of the Indenture. Copies of the Indenture and the Registration Rights Agreement are available upon request from the Company.

General

        The exchange offer for the Notes will be for $175 million in aggregate principal amount of 8% senior subordinated notes due 2017. The Company may issue additional notes (the "Additional Notes") under the Indenture, subject to the limitations described below under the covenant "Limitation on Incurrence of Debt." The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Principal, Maturity and Interest

        Interest on the Notes will be payable at 8% per annum. Interest on the Notes will be payable semi-annually in cash in arrears on May 15 and November 15, commencing on May 15, 2010. The Company will make each interest payment to the Holders of record of the Notes on the immediately preceding May 1 and November 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the corporate trust office of the Trustee located at Two Liberty Place, 50 South 16th Street, Suite 2000, Philadelphia, Pennsylvania 19102; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

        Additional Interest may accrue and be payable under certain circumstances set forth therein. References herein to "interest" shall be deemed to include any such Additional Interest.

Guarantees

        The Notes will be Guaranteed, on a full, joint and several basis, by the Guarantors pursuant to the Indenture (the "Note Guarantees"). On the Issue Date, each of our domestic Restricted Subsidiaries that Guarantees any Debt of the Company or any Restricted Subsidiaries under our Credit Agreement will Guarantee the Notes on a senior subordinated basis. After the Issue Date, the notes will be guaranteed by any of our domestic restricted subsidiaries that guarantee any of our debt or any debt of our domestic restricted subsidiaries incurred under any credit facility on a senior subordinated basis. See "—Additional Note Guarantees." The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. See "Risk Factors—Fraudulent conveyance laws may permit courts to void the guarantors' guarantees of the notes in specific circumstances, which would interfere with the payment under the guarantors' guarantees."

        Each Note Guarantee will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or cash equivalents of Senior Debt of the relevant Guarantor. See "—Subordination."

        As of the Issue Date, all of our Subsidiaries will be "Restricted Subsidiaries" other than Triumph Receivables, LLC, Triumph Group Charitable Foundation, Triumph Interiors, Ltd, Saygrove Actuation & Motion Control Limited and Airframe Spares & Logistics GmbH, which will be Unrestricted Subsidiaries on the Issue Date. Under the circumstances described below under the subheading "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries," other of our Subsidiaries in the future may be designated as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not Guarantee the Notes.

        The Indenture provides that in the event of a sale or other transfer or disposition of all of the Capital Interests in any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, or in the event all or substantially all the assets or Capital Interests of a Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person that is not an Affiliate of the Company in compliance with the terms of the Indenture, then such Guarantor (or the Person concurrently acquiring such assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee in support thereof, as evidenced by a supplemental indenture executed by the Company, the Guarantors and the Trustee, without any further action on the part of the Trustee or any Holder; provided that the Company delivers an Officers' Certificate to the Trustee certifying that the Net Cash Proceeds of such sale or other disposition will be applied in accordance with the "Limitation on Asset Sales" covenant.

        Not all of our Subsidiaries will Guarantee the Notes. For the twelve months ended December 31, 2009, our non-Guarantor Subsidiaries had revenue of $57.3 million and, as of December 31, 2009, had total assets of $248.3 million and stockholders' equity of $68.4 million. As of December 31, 2009, our non-Guarantor Subsidiaries had $179.9 million of liabilities outstanding, including intercompany liabilities. Claims of creditors of non-Guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and Guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Company, including Holders of the Notes.

Ranking

Ranking of the Notes

        The Notes will be senior subordinated unsecured obligations of the Company, and will rank:

  •
  subordinated in right of payment to all existing and future Senior Debt of the Company, including the Company's obligations under the Credit Agreement;

  •
  pari passu in right of payment with the Convertible Notes and any future Senior Subordinated Indebtedness of the Company;

  •
  effectively subordinated to the Company's secured Debt up to the value of the collateral securing such Debt;

  •
  structurally subordinated to all Debt and other liabilities of the Company's existing and future Subsidiaries that do not Guarantee the Notes; and

  •
  senior in right of payment to all existing and future Subordinated Obligations of the Company.

Ranking of the Note Guarantees

        Each Note Guarantee will be a senior subordinated unsecured obligation of each Guarantor, and will rank:

  •
  subordinated in right of payment to all existing and future Senior Debt of the Guarantors, including the Guarantors' obligations under the Credit Agreement;

  •
  pari passu in right of payment with any future Senior Subordinated Indebtedness of the Guarantors;

  •
  effectively subordinated to the Guarantors' secured Debt up to the value of the collateral securing such Debt; and

  •
  senior in right of payment to all existing and future Subordinated Obligations of the Guarantors.

Sinking Fund

        There are no mandatory sinking fund payment obligations with respect to the Notes.

Subordination

        The payment of principal, interest and premium and Additional Interest, if any, on the Notes will be subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Debt of the Company or the relevant Guarantor, as the case may be, including Senior Debt of the Company or the relevant Guarantor incurred after the Issue Date.

        The holders of Senior Debt of the Company will be entitled to receive payment in full of all Obligations due in respect of Senior Debt of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified for the applicable Senior Debt of the Company or the relevant Guarantor) before the Holders of Notes will be entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described below under the caption "—Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of the Company in connection with:

          (1)    any liquidation, dissolution or winding up of the Company or the relevant Guarantor;

          (2)    any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or the relevant Guarantor, or their respective property;

          (3)    any assignment by the Company or the relevant Guarantor for the benefit of the Company's or the relevant Guarantor's creditors; or

          (4)    any marshaling of the Company's or the relevant Guarantor's assets and liabilities.

        The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under the caption "—Legal Defeasance and Covenant Defeasance") if:

          (1)    a payment default on Designated Senior Debt (including at maturity, whether by acceleration in accordance with the terms of the Designated Senior Debt or otherwise) occurs and is continuing beyond any applicable grace period; or

          (2)    any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders of such Designated Senior Debt (a "nonpayment default").

        Payments on the Notes may and shall be resumed:

          (1)    in the case of a payment default on Designated Senior Debt, upon the date on which such default is cured or waived; and

          (2)    in case of a nonpayment default on Designated Senior Debt, the earlier of (x) the date on which such default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the representative for such Designated Senior Debt rescinding the Payment Blockage Notice, in each case unless the maturity of such Designated Senior Debt has been accelerated.

        No new Payment Blockage Notice may be delivered unless and until:

          (1)    360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

          (2)    all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Notes that have come due have been paid in full in cash;

provided, however, that if any Payment Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Debt of the Company, a representative of holders of Debt under Designated Senior Debt may give another Payment Blockage Notice within such period; provided further, that in no event may the total number of days during which any payment blockage period or periods on the Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no payment blockage period is in effect.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived in writing for a period of not less than 90 days.

        If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described below under the caption "—Legal Defeasance and Covenant Defeasance") when:

          (1)    the payment is prohibited by these subordination provisions; and

          (2)    the Trustee or the Holder has actual knowledge that the payment is prohibited (provided that such actual knowledge shall not be required in the case of any payment default on Designated Senior Debt), the Trustee or the Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Trustee or the Holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Debt or their proper representative.

        The Company and the Trustee shall notify the administrative agent under the Credit Agreement prior to the commencement of any offer to repurchase or the giving of a notice of redemption of the Notes in accordance with the terms of the Indenture. The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Company and the Trustee must promptly notify the representatives of the holders of Designated Senior Debt of the acceleration; provided, that any failure to give such notice shall have no effect whatsoever on the subordination provisions described herein. So long as there shall remain outstanding any Senior Debt under the Credit Agreement, a Payment Blockage Notice may be given only by the administrative agent thereunder unless otherwise agreed to in writing by the requisite lenders named therein. If any Designated Senior Debt of the Company is outstanding, neither the Company nor any Guarantor may pay the Notes until five business days after the representatives of all the issuers of such Designated Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

        The Company and the Trustee must promptly notify the representatives of the holders of the Designated Senior Debt if payment of the Notes is accelerated because of an Event of Default.

        "Designated Senior Debt" means (i) any Senior Debt outstanding under the Credit Agreement and (ii) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the Indenture the principal amount of which is $50.0 million or more and that has been designated by the Company as "Designated Senior Debt."

        "Permitted Junior Securities" means: (i) Equity Interests in the Company or any Guarantor; or (ii) Debt securities that are subordinated to all Senior Debt and any Debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Senior Debt under the Indenture.

        "Senior Debt" means:

          (1)    all Debt of the Company or any Guarantor outstanding under the Credit Agreement and all Hedging Obligations with respect thereto, whether outstanding on the Issue Date or incurred thereafter;

          (2)    any other Debt of the Company or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Debt is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or the relevant Note Guarantees, respectively; and

          (3)    all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation and with respect thereto, whether or not such interest is an allowed claim under applicable law).

        Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

          (a)    any liability for federal, state, local or other taxes owed or owing by the Company or any Guarantor;

          (b)    any Debt of the Company or any Guarantor to any of its Subsidiaries or other Affiliates;

          (c)    any trade payables;

          (d)    the portion of any Debt that is incurred in violation of the Indenture;

          (e)    any Debt of the Company or any Guarantor that, when incurred, was without recourse to the Company or such Guarantor;

          (f)    any Debt owed to any employee of the Company or any of its Subsidiaries;

          (g)    any Debt of the Company under the Convertible Notes; or

          (h)    any Debt of the Company or any Guarantor that is expressly subordinated to any other Debt of the Company or such Guarantor.

        For the avoidance of doubt, the Notes shall rank pari passu with the Convertible Notes.

Optional Redemption

        The Notes may be redeemed, in whole or in part, at any time prior to November 15, 2013, at the option of the Company upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's registered address, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). In addition, the Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after November 15, 2013, upon not less than 30 nor more than 60 days' notice at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning on November 15 of the years indicated:

Year	Redemption Price
2013	104.000%
2014	102.000%
2015 and thereafter	100.000%

        In addition to the optional redemption provisions of the Notes in accordance with the provisions of the preceding paragraphs, prior to November 15, 2012, the Company may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a Redemption Price equal to 108.000% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes then outstanding (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

        If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate (subject to the Depository Trust Company procedures).

        No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail (and, to the extent permitted by applicable procedures or regulations, electronically) at least 30 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

        The Company may at any time, and from time to time, purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Change of Control

        Upon the occurrence of a Change of Control, unless the Company has exercised its right to redeem all of the Notes as described under "—Optional Redemption," the Company will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 60 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase for all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

        The phrase "all or substantially all," as used in the definition of "Change of Control," has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an Offer to Purchase the Notes as described above.

        The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding Notes. See "—Amendment, Supplement and Waiver."

        The Company will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

        Prior to complying with any of the provisions of this "Change of Control" section, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this section.

        The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption "—Optional Redemption."

        The agreements governing the Company's outstanding Senior Debt currently prohibit the Company from purchasing any Notes, and also provide that certain Change of Control events with respect to the Company would constitute a default under these agreements. Any future Credit Facilities or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. See "Risk Factors—Risks Relating to this Offering."

        Even if sufficient funds were otherwise available, the terms of Credit Facilities (and other Senior Debt) may prohibit the Company's prepayment of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay Credit Facilities or other Senior Debt containing such restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations, resulting in a default under the Indenture.

        In addition, an Offer to Purchase may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

Certain Covenants

        Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

        The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided that the Company and any of its Restricted Subsidiaries may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (as defined below) had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 2.25:1 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

        If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to (x) the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and (y) the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary. Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

        For purposes of determining any particular amount of Debt under this "Limitation on Incurrence of Debt" covenant, (x) Debt Incurred under the Credit Agreement on the Issue Date shall at all times be treated as Incurred pursuant to clause (i) of the definition of "Permitted Debt," and (y) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Incurrence of Debt" covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under part (a) in the first paragraph of this "Limitation on Incurrence of Debt" covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt. The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt or issuance of Capital Interests for purposes of this covenant.

Limitation on Senior Subordinated Debt

        The Company will not incur any Debt that is subordinate or junior in right of payment to any Senior Debt of the Company unless it is pari passu or subordinate in right of payment to the Notes. No Guarantor will incur any Debt that is subordinate or junior in right of payment to the Senior Debt of such Guarantor unless it is pari passu or subordinate in right of payment to such Guarantor's Note Guarantee. For purposes of the foregoing, no Debt will be deemed to be subordinated in right of payment to any other Debt of the Company or any Guarantor, as applicable, solely by virtue of being unsecured or by virtue of the fact that the holders of any secured Debt have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitation on Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

          (a)    no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

          (b)    after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the "Limitation on Incurrence of Debt" covenant; and

          (c)    after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi) (vii), (viii), (ix), (xi) and (xii) of the next succeeding paragraph) shall not exceed the sum (without duplication) of

            (1)    50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the beginning of the first full fiscal quarter during which the Issue Date occurs and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment, plus

            (2)    100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, Capital Interests or Debt sold to a Subsidiary of the Company), plus

            (3)    100% of the net reduction in Investments (other than Permitted Investments), subsequent to the Issue Date, in any Person, resulting from (i) payments of interest on Debt, dividends, repayments of loans or advances, or any sale or disposition of such Investments (but only to the extent such items are not included in the calculation of Consolidated Net Income), in each case to the Company or any Subsidiary from any Person, or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person subsequent to the Issue Date.

        Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof:

          (i)    the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment was permitted by the foregoing provisions of this covenant;

          (ii)    the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Qualified Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of Net Cash Proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other Qualified Capital Interests of the Company;

          (iii)    the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company or a Guarantor that is subordinate in right of payment to the Notes or the applicable Note Guarantee out of the Net Cash Proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company or such Guarantor, as the case may be, Incurred in accordance with the Indenture or (y) Qualified Capital Interests of the Company;

          (iv)    the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company or any direct or indirect parent of the Company (or any payments to a direct or indirect parent company of the Company for the purposes of permitting any such repurchase) held by employees or former employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $2.5 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (iv) not to exceed $5.0 million in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company or any direct or indirect parent company of the Company (to the extent contributed to the Company) to employees of the Company and its Restricted Subsidiaries that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of this covenant; plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (iv) in any calendar year and, to the extent any payment described under this clause (iv) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

          (v)    repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

          (vi)    the extension of credit that constitutes intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under "—Limitation on Incurrence of Debt" pursuant to clauses (v), (x) and (xiii) of the definition of "Permitted Debt";

          (vii)    cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

          (viii)    the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary issued or Incurred in compliance with the covenant described above under "—Limitation on Incurrence of Debt" to the extent such dividends are included in the definition of Consolidated Fixed Charges;

          (ix)    the payment of a regular cash quarterly dividend on the Company's common stock in November 2009 not to exceed $800,000 in the aggregate;

          (x)    the payment of regular cash quarterly dividends on the Company's common stock not to exceed $10.0 million in any calendar year;

          (xi)    other Restricted Payments not in excess of $50.0 million in the aggregate since the Issue Date; and

          (xii)    any refinancing, redemption, repayment, defeasance or purchase of the Convertible Notes.

        If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company's financial statements affecting Consolidated Net Income.

        If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this "Limitation on Restricted Payments" covenant, in each case to the extent such Investments would otherwise be so counted.

        If the Company or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the "Limitation on Asset Sales" covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of "Restricted Payment," the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of "Restricted Payment."

        For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitation on Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Debt (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Subordinated Obligations, prior or senior thereto, with the same relative priority as the notes shall have with respect to such Subordinated Obligations) until such time as such obligations are no longer secured by a Lien.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

        However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

          (a)    any encumbrance or restriction in existence on the Issue Date, including those under the Credit Agreement, the Existing Receivables Facility and the Leasing Facility and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings, in the good faith judgment of the Company, are no more restrictive in any material respect, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof;

          (b)    any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

          (c)    any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

          (d)    any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Company;

          (e)    customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

          (f)    any encumbrance or restriction by reason of applicable law, rule, regulation or order;

          (g)    any encumbrance or restriction under the Indenture, the Notes and the Note Guarantees;

          (h)    any encumbrance or restriction under the sale of assets or Capital Interest, including, without limitation, any agreement for the sale or other disposition of a subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

          (i)    restrictions on cash and other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

          (j)    customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements, sale leaseback agreements and other similar agreements;

          (k)    any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

          (l)    purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof;

          (m)    Liens securing Debt otherwise permitted to be incurred under the Indenture, including the provisions of the covenant described above under the caption "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (n)    any Non-Recourse Receivable Subsidiary Indebtedness or other contractual requirements of a Receivable Subsidiary that is a Restricted Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the receivables and related assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction; and

          (o)    any other agreement governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date.

        Nothing contained in this "Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the "Limitation on Incurrence of Debt" and "Limitation on Liens" covenants in the Indenture.

Limitation on Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of;

          (2)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability; and

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion;

        Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

          (1)   to repay Senior Debt of the Company or any Guarantor and, if the Obligation repaid is revolving credit Senior Debt, to correspondingly reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

          (3)   to make a capital expenditure in or that is used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

          (4)   to acquire other assets (other than inventory) that are used or useful in a Permitted Business; or

          (5)   any combination of the foregoing.

        Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will, within 30 days, make an Offer to Purchase to all Holders of Notes (on a pro rata basis to each series of Notes), and to all holders of other Debt ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to assets sales, equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those funds for any purpose not otherwise prohibited by the Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other pari passu debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis among each series. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

        The agreements governing the Company's outstanding Senior Debt currently prohibit the Company from purchasing any Notes, and also provide that certain Asset Sale events with respect to the Company would constitute a default under these agreements. Any future Credit Facilities or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

Limitation on Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction"), unless:

          (i)    such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm's length transaction by the Company or such Subsidiary with an unaffiliated party;

          (ii)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

          (iii)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company must obtain and deliver to the Trustee a written opinion of a nationally recognized investment banking, accounting or appraisal firm (an "Independent Financial Advisor") stating that the transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

        The foregoing limitation does not limit, and shall not apply to:

          (1)   Restricted Payments that are permitted by the provisions of the Indenture described above under "—Limitation on Restricted Payments" and Permitted Investments permitted under the Indenture;

          (2)   the payment of reasonable and customary fees and indemnities and other benefits to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors;

          (3)   the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

          (4)   transactions between or among the Company and/or its Restricted Subsidiaries;

          (5)   any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous to the holders of the Notes in any material respect;

          (6)   any contribution of capital to the Company;

          (7)   transactions permitted by, and complying with, the provisions of the Indenture described below under "—Consolidation, Merger, Conveyance, Transfer or Lease";

          (8)   any transaction with a joint venture, partnership, limited liability company or other entity that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

          (9)   transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and consistent with past practice and on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm's length transaction with a Person that is not an Affiliate of the Company; and

          (10) transactions effected as part of a Qualified Receivables Transaction.

Limitation on Sale and Leaseback Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

          (i)    the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property sold, as determined by an Officers' Certificate,

          (ii)   prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with the "Limitation on Incurrence of Debt" covenant contained herein, and

          (iii)  at or after such time the Company and such Restricted Subsidiary also comply with the "Limitation on Asset Sales" covenant contained herein.

Provision of Financial Information

        Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, or file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval System (or any successor system), within the time periods specified in the Commission's rules and regulations:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Additional Note Guarantees

        On the Issue Date, each of the Guarantors will Guarantee the Notes in the manner and on the terms set forth in the Indenture.

        After the Issue Date, the Company will cause each of its Domestic Restricted Subsidiaries that Guarantees any Debt of the Company or any of its Domestic Restricted Subsidiaries incurred under any Credit Agreement to Guarantee the Notes, which Guarantee will be subordinated to the same extent as the Notes are subordinated to Senior Debt.

        Each Guarantee by a Restricted Subsidiary will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Limitation on Creation of Unrestricted Subsidiaries

        Triumph Receivables, LLC, Triumph Group Charitable Foundation, Triumph Interiors, Ltd, Saygrove Actuation & Motion Control Limited and Airframe Spares & Logistics GmbH will be Unrestricted Subsidiaries on the Issue Date. After the Issue Date, the Company may designate any other Subsidiary of the Company to be an "Unrestricted Subsidiary" as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary designated as such by an Officers' Certificate as set forth below where neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt, but excluding in the case of a Receivables Subsidiary any Standard Securitization Undertakings) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary (except in the case of a Receivables Subsidiary any Standard Securitization Undertakings); and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

          (x)   the Subsidiary to be so designated has total assets of $1,000 or less; or

          (y)   the Company could make a Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the "Limitation on Restricted Payments" covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

        An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the "Limitation on Incurrence of Debt" covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the "Limitation on Liens" covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

        The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction becomes or merges into a Restricted Subsidiary), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

          (i)    either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the "Surviving Entity"), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Company under the Indenture; provided that at any time the Company or its Successor Entity is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

          (ii)   immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

          (iii)  immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the provisions described in the first paragraph of "—Limitation on Incurrence of Debt"; and

          (iv)  the Company delivers, or causes to be delivered, to the Trustee, in form satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

        Notwithstanding the foregoing, failure to satisfy the requirements of the preceding clauses (ii) and (iii) will not prohibit:

          (a)   a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company; or

          (b)   a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof; so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

        For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

        Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Limitation on Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Payments for Consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        Each of the following is an "Event of Default" under the Indenture with respect to the Notes:

          (1)   default in the payment in respect of the principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise) (whether or not prohibited by the subordination provisions of the Indenture);

          (2)   default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days (whether or not prohibited by the subordination provisions of the Indenture);

          (3)   failure to perform or comply with the Indenture provisions described under "—Provision of Financial Information" and continuance of such failure to perform or comply for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

          (4)   except as permitted by the Indenture, any Note Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

          (5)   default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2), (3) or (4) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

          (6)   a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $25.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $25.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

          (7)   the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $25.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; or

          (8)   certain events in bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

        If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

        In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

        If an Event of Default specified in clause (8) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see "—Amendment, Supplement and Waiver." The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity reasonably satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

        The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

        Without the consent of any Holders, the Company, the Guarantors and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture and the Note Guarantees for any of the following purposes:

          (1)   to evidence the succession of another Person to the Company and the assumption by any such Successor Entity of the covenants of the Company in the Indenture, the Note Guarantees and the Notes;

          (2)   to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

          (3)   to add additional Events of Default;

          (4)   to provide for uncertificated Notes in addition to or in place of the certificated Notes;

          (5)   to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

          (6)   to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

          (7)   to add a Guarantor or to release a Guarantor in accordance with the Indenture;

          (8)   to cure any ambiguity, defect, omission, mistake or inconsistency;

          (9)   to make any other provisions with respect to matters or questions arising under the Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company;

          (10) to conform the text of the Indenture or the Notes to any provision of this "Description of Notes" to the extent that the Trustee has received an Officers' Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this "Description of Notes"; or

          (11) to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

        With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected by the applicable modification or amendment, the Company, the Guarantors and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the series of debt securities or of modifying in any manner the rights of the Holders of debt securities under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each series of the outstanding debt securities affected thereby:

          (1)   change the Stated Maturity of any debt security or of any installment of interest on any debt security, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any debt security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any debt security may be subject to redemption or reduce the Redemption Price therefor,

          (2)   reduce the percentage in aggregate principal amount of the outstanding debt securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

          (3)   modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control or such Asset Sale,

          (4)   modify or change any provision of the Indenture affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes,

          (5)   modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding debt security of any series affected thereby, or

          (6)   release any Note Guarantees required to be maintained under the Indenture (other than in accordance with the terms of the Indenture).

        The Holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may on behalf of the Holders of all the debt securities of any series waive any past default under the Indenture and its consequences, except a default:

          (1)   in any payment in respect of the principal of (or premium, if any) or interest on any debt securities of any series (including any debt security which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

          (2)   in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding debt security of any series affected, each of which, for the avoidance of doubt, shall require the consent of all the Holders of the debt securities of such series outstanding.

Satisfaction and Discharge of the Indenture; Defeasance

        The Company and the Guarantors may terminate the obligations under the Indenture when:

          (1)   either: (A) all debt securities theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such debt securities not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a "Discharge") under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on debt securities, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

          (2)   the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

          (3)   the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound, including, without limitation, Senior Debt;

          (4)   the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of debt securities at maturity or on the redemption date, as the case may be; and

          (5)   the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

        The Company may elect, at its option, to have its obligations discharged with respect to the outstanding debt securities ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities, except for:

          (1)   the rights of Holders of such debt securities to receive payments in respect of the principal of and any premium and interest on such debt securities when payments are due,

          (2)   the Company's obligations with respect to such debt securities concerning issuing temporary debt securities, registration of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment and money for security payments held in trust,

          (3)   the rights, powers, trusts, duties and immunities of the Trustee,

          (4)   the Company's right of optional redemption, and

          (5)   the defeasance provisions of the Indenture.

        In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants, including, without limitation, their obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture ("covenant defeasance") and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to debt securities.

        In order to exercise either defeasance or covenant defeasance with respect to any series of outstanding debt securities:

          (1)   the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such debt securities: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such series of debt securities on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such debt securities;

          (2)   in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such series of debt securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such debt securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

          (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding debt securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such debt securities and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

          (4)   no Default or Event of Default with respect to the outstanding debt securities shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

          (5)   such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all debt securities are in default within the meaning of such Act);

          (6)   such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound, including, without limitation, Senior Debt; and

          (7)   the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

        In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the debt securities may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company's estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a defeasance need not to be delivered if all debt securities of such series not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

The Trustee

        U.S. Bank National Association is the Trustee under the Indenture and will be the initial paying agent and registrar for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any "conflicting interest" (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

        No recourse may, to the full extent permitted by applicable law, be taken, directly or indirectly, with respect to the obligations of the Company or the Guarantors on the Notes or under the Indenture or any related documents, any certificate or other writing delivered in connection therewith, against (i) the Trustee in its individual capacity, or (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity, or (iii) any holder of equity in the Trustee.

No Personal Liability of Stockholders, Partners, Officers or Directors

        No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

Governing Law

        The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

        "Acquired Debt" means Debt (1) of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

        "Additional Interest" means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings that correspond to the foregoing. For purposes of the "Limitation on Transactions with Affiliates" covenant, any Person directly or indirectly owning 15% or more of the outstanding Capital Interests of the Company will be deemed an Affiliate.

        "Applicable Premium" means, with respect to any Note on any applicable redemption date, the greater of:

          (1)   1% of the then outstanding principal amount of the Note; and

          (2)   the excess of:

            (a)   the present value at such redemption date of (i) the Redemption Price of the Note at November 15, 2013 (such Redemption Price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the Note through November 15, 2013 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the then outstanding principal amount of the Note.

        "Asset Acquisition" means:

          (a)   an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

          (b)   the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

        "Asset Sale" means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

          (i)    Capital Interests in another Person (other than directors' qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

          (ii)   any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment);

provided, however, that the term "Asset Sale" shall exclude:

          (a)   any asset disposition permitted by the provisions described under "—Consolidation, Merger, Conveyance, Lease or Transfer" that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

          (b)   any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $5.0 million;

          (c)   sales or other dispositions of cash or Eligible Cash Equivalents;

          (d)   sales of interests in Unrestricted Subsidiaries;

          (e)   the sale and leaseback of any assets within 90 days of the acquisition thereof;

          (f)    the disposition of assets that, in the good faith judgment of the Company, are no longer used or useful in the business of such entity;

          (g)   a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

          (h)   any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a fair market value equal to or greater than the equipment being traded in;

          (i)    the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets between the Company or any of its Restricted Subsidiaries and another person to the extent that the Related Business Assets received by the Company or its Restricted Subsidiaries are of equivalent or better market value than the Related Business Assets transferred;

          (j)    the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

          (k)   leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of the Indenture;

          (l)    any disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Restricted Subsidiary;

          (m)  dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice, including, without limitation, those under the GE/Citi Sales Arrangements or similar arrangements;

          (n)   licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice in the ordinary course of business;

          (o)   any transfer of accounts receivable, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction;

          (p)   sales of accounts receivable to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (p), Purchase Money Notes will be deemed to be cash);

          (q)   foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default; or

          (r)   sales or transfers of equipment under the Leasing Facility.

        For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended).

        "Average Life" means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

        "Board of Directors" means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

        "Capital Interests" in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

        "Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with

GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Change of Control" means:

          (1)   the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), that is or becomes the ultimate "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company,

          (2)   during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office, or

          (3)   the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with or into, a Person other than a Restricted Subsidiary of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

        "Common Interests" of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

        "Company" means Triumph Group, Inc. and any Successor Entity.

        "Consolidated Cash Flow Available for Fixed Charges" means, with respect to any Person for any period:

          (i)    the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

            (a)   Consolidated Net Income;

            (b)   Consolidated Non-cash Charges;

            (c)   Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

            (d)   Consolidated Income Tax Expense; and

            (e)   any expenses or charges related to any equity offering, Permitted Investment, recapitalization or Debt Incurrence permitted to be made under the Indenture (whether or not successful) or related to this offering of the Notes; less

          (ii)   the amount of extraordinary, non-recurring or unusual gains.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the "Four-Quarter Period") to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Fixed Charges" shall be calculated after giving effect, on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four-Quarter Period or any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Debt), investment, merger, consolidation, disposed operation or designation occurred on the first day of the Four-Quarter Period. For purposes of this definition, pro forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

          (i)    interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date; and

          (ii)   if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

        If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

          (i)    Consolidated Interest Expense; and

          (ii)   the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal.

        "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, to the extent the same were deducted in computing Consolidated Net Income.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

          (i)    the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

            (a)   any amortization of Debt discount;

            (b)   the net cost under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts);

            (c)   the interest portion of any deferred payment obligation;

            (d)   all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptances, financing activities or similar activities; and

            (e)   all accrued interest;

          (ii)   the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

          (iii)  all capitalized interest of such Person and its Restricted Subsidiaries for such period;

less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write-off of debt issuance costs and deferred financing fees, commissions, fees and expenses, (II) any expensing of interim loan commitment and other financing fees and (III) any interest on the Convertible Notes to the extent not paid in cash.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

          (2)   the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders;

          (3)   the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

          (4)   gains or losses on Asset Sales shall be excluded;

          (5)   the cumulative effect of a change in accounting principles shall be excluded; and

          (6)   notwithstanding clause (1) above, (x) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries and (y) the Net Income (or loss) attributable to any discontinued operations shall be excluded.

        "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and non-cash charges and non-cash expenses of such Person and its Restricted Subsidiaries, including, without limitation, non-cash charges and non-cash expenses related to stock-based compensation, asset impairments or writedowns, reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

        "Convertible Notes" means the 2.525% convertible senior subordinated notes due 2026 issued by the Company and governed by the indenture dated as of September 18, 2006 between the Company and The Bank of New York Trust Company, N.A. as trustee.

        "Credit Agreement" means the Company's Amended and Restated Credit Agreement, dated August 14, 2009 and as amended on September 18, 2009, by and among the Company, the guarantors named therein and PNC Bank, National Association, as administrative agent, and the other agents and lenders named therein, together with all related notes, letters of credit, collateral documents, Guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as further amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) or (xv) of the definition of the term "Permitted Debt"), or adds Subsidiaries of the Company as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "Credit Facilities" means one or more credit facilities (including the Credit Agreement, the Existing Receivables Facility and the Leasing Facility) with banks or other lenders providing for revolving loans or term loans or the issuance of letters of credit or bankers' acceptances or the like.

        "Debt" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities incurred in the normal course of business; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all reimbursement obligations of such Person with respect to letters of credit, bankers' acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers' acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within five business days; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person; (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) any Swap Contracts and Hedging Obligations of such Person at the time of determination; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (vii) is the net amount payable (after giving effect to permitted set-off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person; (d) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (e) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (f) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

        The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, only upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

        "Default" means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

        "Eligible Bank" means a bank or trust company (i) that is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) that, as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500 million and (iii) the senior Debt of which is rated at least "A-2" by Moody's or at least "A" by S&P.

        "Eligible Cash Equivalents" means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from S&P or A-2 from Moody's (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company and other than structured investment vehicles, provided that such Investments have one of the two highest ratings obtainable from either S&P or Moody's and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers' acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi); and (viii) instruments equivalent to those referred to in clauses (i) through (vi) above or funds equivalent to those referred to in clause (vii) above denominated in Euros or any other foreign currency comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction, all as determined in good faith by the Company.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Existing Receivables Facility" means the receivables purchase agreement dated as of August 7, 2008 among Triumph Receivables, LLC, as seller, the Company, as servicer, the various purchaser groups from time to time party thereto, and PNC Bank, National Association as administrator, together with all related notes, letters of credit, collateral documents, Guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as further amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) or (xv) of the definition of the term "Permitted Debt"), or adds Subsidiaries of the Company as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase."

        "Fair Market Value" means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Company.

        "Four-Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio."

        "GAAP" means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as they are in effect as of the Issue Date.

        "GE/Citi Sales Arrangements" means the several receivables sales agreements between certain Subsidiaries of the Company and Citibank, N.A. or General Electric Capital Corporation, dated between June 2004 and December 2006.

        "Guarantee" means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and "Guaranteed" and "Guaranteeing" shall have meanings that correspond to the foregoing).

        "Guarantor" means any Person that executes a Note Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any interest rate agreement, currency agreement or commodity agreement, excluding commodity agreements relating to raw materials used in the ordinary course of the Company's business.

        "Holder" means a Person in whose name a Note is registered in the security register.

        "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

          (1)   amortization of Debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

          (2)   the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

          (3)   the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

          (4)   unrealized losses or charges in respect of Hedging Obligations.

        "Initial Purchasers" means Banc of America Securities LLC, J.P. Morgan Securities Inc. and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes dated as of November 10, 2009.

        "Investment" by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety but shall exclude: (a) accounts receivable and other extensions of trade credit in accordance with the Company's customary practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers' compensation, utility, lease and similar deposits, in the normal course of business.

        "Issue Date" means November 16, 2009, the date of original issuance of the old notes.

        "Leasing Facility" means the master lease agreement dated as of March 18, 2009 by and between Triumph Structures—Los Angeles, Inc., as lessee, and Banc of America Leasing & Capital, LLC, as lessor, together with all related notes, letters of credit, collateral documents, Guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as further amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (i) or (xv) of the definition of the term "Permitted Debt"), or adds Subsidiaries of the Company as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "Lien" means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Cash Proceeds" means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt, other than Senior Debt, that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, other than Senior Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

        "Non-Recourse Receivable Subsidiary Indebtedness" has the meaning set forth in the definition of "Receivable Subsidiary" and shall, for the avoidance of doubt, include Debt under the Existing Receivables Facility.

        "Note Guarantee" means the Guarantee of each Guarantor of the Notes.

        "Obligations" means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

        "Offer" has the meaning set forth in the definition of "Offer to Purchase."

        "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first-class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five business days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1)   the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2)   the Expiration Date and the Purchase Date;

          (3)   the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the "Purchase Amount");

          (4)   the purchase price to be paid by the Company for each $2,000 principal amount of Notes (and integral multiples of $1,000 in excess thereof) accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5)   that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof;

          (6)   the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

          (7)   that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

          (8)   that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

          (9)   that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof shall be purchased); and

          (12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such

  Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

        "Officers' Certificate" means a certificate signed by two officers of the Company or a Guarantor, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or such Guarantor, as applicable.

        "Performance Guaranty" means the performance guaranty dated as of August 7, 2008, by the Company, as performance guarantor, in favor of PNC Bank, National Association for the benefit of the various purchaser groups pursuant to the Existing Receivables Facility.

        "Permitted Business" means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

        "Permitted Debt" means:

          (i)    Debt Incurred pursuant to any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $735.0 million minus any amount used to permanently repay such Obligations (or permanently reduce commitments with respect thereto), provided that such repayment is made pursuant to the "Limitation on Asset Sales" covenant;

          (ii)   Debt under the Notes issued on the Issue Date (and any Exchange Notes pursuant to the Registration Rights Agreement) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

          (iii)  Guarantees of the Notes (and any Exchange Notes pursuant to the Registration Rights Agreement);

          (iv)  Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than clauses (i), (ii) or (iii) above), including Debt under the Existing Receivables Facility, the Leasing Facility and the Convertible Notes;

          (v)   intercompany Debt between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

          (vi)  Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be incurred under the Indenture;

          (vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement and the Performance Guaranty under the Existing Receivables Facility, provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the "Limitation on Incurrence of Debt" covenant and (b) such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

          (viii)  Debt incurred in respect of workers' compensation claims and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion Guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

          (ix)  Debt under Swap Contracts and Hedging Obligations;

          (x)   Debt owed by the Company to any Restricted Subsidiary, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the Indenture;

          (xi)  Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt, provided that the aggregate principal amount of such Debt outstanding at any time may not exceed $25.0 million in the aggregate;

          (xii) Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

          (xiii)  the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Preferred Interests; provided, however, that:

            (a)   any subsequent issuance or transfer of Capital Interests that results in any such Preferred Interests being held by a Person other than the Company or a Restricted Subsidiary; and

            (b)   any sale or other transfer of any such Preferred Interests to a Person that is not either the Company or a Restricted Subsidiary;

shall be deemed, in each case, to constitute an issuance of such Preferred Interests by such Restricted Subsidiary that was not permitted by this clause (xiii);

          (xiv) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

          (xv) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

          (xvi) Purchase Money Notes Incurred by any Receivable Subsidiary that is a Restricted Subsidiary in a Qualified Receivables Transaction and Non-Recourse Receivable Subsidiary Indebtedness; and

          (xvii)  Refinancing Debt.

        Notwithstanding anything herein to the contrary, Debt permitted under clauses (i), (ii), (xi) and (xv) of this definition of "Permitted Debt" shall not constitute "Refinancing Debt" under clause (xvii) of this definition of "Permitted Debt."

        "Permitted Investments" means:

          (a)   Investments in existence on the Issue Date;

          (b)   Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

          (c)   Investments in cash and Eligible Cash Equivalents;

          (d)   Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

          (e)   Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary;

          (f)    Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound up into, the Company or a Restricted Subsidiary;

          (g)   Swap Contracts and Hedging Obligations;

          (h)   receivables owing to the Company or any of its subsidiaries and advances to suppliers, in each case if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

          (i)    Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

          (j)    Investments in joint ventures not in excess of $20.0 million in the aggregate at any one time outstanding;

          (k)   Investments by the Company or any Restricted Subsidiary not otherwise permitted under this definition, in an aggregate amount not to exceed $50.0 million at any one time outstanding;

          (l)    loans and advances (including for travel and relocation) to employees in an amount not to exceed $2.5 million in the aggregate at any one time outstanding;

          (m)  Investments the payment for which consists solely of Capital Interests of the Company;

          (n)   any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under "—Certain Covenants—Limitation on Asset Sales" or any other disposition of Property not constituting an Asset Sale;

          (o)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice;

          (p)   Guarantees by the Company or any Restricted Subsidiary of Debt of the Company or a Restricted Subsidiary (other than a Receivables Subsidiary) of Debt otherwise permitted by the covenant described hereunder "—Certain Covenants—Limitation on Incurrence of Debt"; and

          (q)   any Investment by the Company or any Restricted Subsidiary in a Receivable Subsidiary or any Investment by a Receivable Subsidiary in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in a Receivable Subsidiary is in the form of a Purchase Money Note or an Investment in Capital Interests.

          "Permitted Liens" means:

          (1)   Liens on the assets of the Company or any Guarantor securing Senior Debt and Liens on the assets of any other Restricted Subsidiary that is not a Guarantor securing Debt incurred by such Restricted Subsidiary;

          (2)   Liens in favor of the Company or any Restricted Subsidiary;

          (3)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

          (4)   Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

          (5)   Liens existing on the Issue Date;

          (6)   Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $10.0 million at any one time outstanding; and

          (7)   Liens securing Refinancing Debt; provided that any such Lien covers only the assets that secure the Debt being refinanced.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Interests," as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

        "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase."

        "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase."

  "Purchase Money Debt" means Debt

          (i)    Incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

          (ii)   that is secured by a Lien on such assets where the lender's sole security is to the assets so purchased or constructed; and in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in "addition to property, plant or equipment" in accordance with GAAP.

        "Purchase Money Note" means a promissory note of a Receivable Subsidiary to the Company or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

        "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase."

        "Qualified Capital Interests" in any Person means a class of Capital Interests other than Redeemable Capital Interests.

        "Qualified Equity Offering" means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $50.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company other than (x) any such public or private sale to an entity that is an Affiliate of the Company and (y) any public offerings registered on Form S-8; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the Net Cash Proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the provisions described under the third paragraph of "—Optional Redemption."

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms as determined in good faith by the Company at the time the Company or such Restricted Subsidiary enters into such transaction. For the avoidance of doubt, on the Issue Date, the Existing Receivables Facility shall qualify as a Qualified Receivables Transaction.

        "Receivable Subsidiary" means a Subsidiary of the Company:

          (1)   that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of the Company and/or its Restricted Subsidiaries;

          (2)   that is designated by the Board of Directors as a Receivable Subsidiary pursuant to an Officers' Certificate that is delivered to the Trustee;

          (3)   that is either (a) a Restricted Subsidiary or (b) an Unrestricted Subsidiary designated in accordance with the covenant described under "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries";

          (4)   no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of obligations (other than any Guarantee of Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates the Company or any Restricted Subsidiary in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Debt, "Non-Recourse Receivable Subsidiary Indebtedness");

          (5)   with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than (a) contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction as determined in good faith by the

  Board of Directors of the Company and (c) any Purchase Money Note issued by such Receivable Subsidiary to the Company or a Restricted Subsidiary; and

          (6)   with respect to which neither the Company nor any other Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Interests therein or make any additional capital contribution or similar payment or transfer thereto except in connection with a Qualified Receivables Transaction or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

        For the avoidance of doubt, on the Issue Date, Triumph Receivables, LLC shall qualify as a Receivable Subsidiary.

        "Redeemable Capital Interests" in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Limitation on Restricted Payments." The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

        "Redemption Price," when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

        "Refinancing Debt" means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

          (i)    the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

          (ii)   the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

          (iii)  the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended,

          (iv)  such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

          (v)   such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

        "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Issue Date, among the Company, the Guarantors and the Initial Purchasers.

        "Related Business Assets" means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Restricted Payment" is defined to mean any of the following:

          (a)   any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company, other than:

              (i)  dividends, distributions or payments made solely in Qualified Capital Interests in the Company and

             (ii)  dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis;

          (b)   any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Company);

          (c)   any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

          (d)   any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

          (e)   any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

        "Restricted Subsidiary" means any Subsidiary that has not been designated as an "Unrestricted Subsidiary" in accordance with the Indenture. For the avoidance of doubt, Triumph Receivables, LLC, Triumph Group Charitable Foundation, Triumph Interiors, Ltd., Saygrove Actuation & Motion Control Limited and Airframe Spares & Logistics GmbH will be Unrestricted Subsidiaries on the Issue Date.

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

        "Senior Subordinated Indebtedness" means (i) with respect to the Company, the Notes and any other Debt of the Company that specifically provides that such Debt is to have the same rank as the Notes in right of payment and is not subordinated by its terms in right of payment to any Debt or other obligation of the Company which is not Senior Debt; (ii) with respect to any Guarantor, the Note Guarantees and any other Debt of such Guarantor that specifically provides that such Debt is to have the same rank as the Note Guarantees in right of payment and is not subordinated by its terms in right of payment to any Debt or other obligation of such Guarantor which is not Senior Debt; and (iii) the Convertible Notes.

        "Significant Subsidiary" has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction as determined in good faith by the Company, including Guarantees by the Company or any Restricted Subsidiary of any of the foregoing obligations of the Company or a Restricted Subsidiary.

        "Stated Maturity," when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

        "Subordinated Obligations" means any Debt of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

        "Subsidiary Guarantor" means each Subsidiary of the Company that is a Guarantor.

        "Successor Entity" means a corporation or other entity that succeeds to and continues the business of Triumph Group, Inc.

        "Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

        "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to November 15, 2013; provided, however, that if the then remaining term of the Notes to November 15, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that, if the then remaining term of the Notes to November 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

        "Voting Interests" means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

Book-Entry; Delivery and Form

        The certificates representing the Notes will be issued in fully registered form without interest coupons. Upon issuance, each of the Global Notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Upon issuance, each of the Global Notes sold in offshore transactions will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC, for the accounts of Euroclear Bank S.A., or Euroclear, and Clearstream Banking, societe anonyme, or Clearstream.

        Ownership of beneficial interests in each Global Note will be limited to participants who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        Investors may hold their interests in a Global Note directly through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such systems. On or after the 40th day following the date these notes are first issued under the Indenture, investors may also hold such interests through organizations other than Clearstream or Euroclear that are participants in the DTC system. Clearstream and Euroclear will hold interests in the Global Notes on behalf of their participants through DTC.

        So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

        Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the Trustee nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        We expect that DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

        We understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling or unable to continue as a depository for the Global Notes and a successor depositary is not appointed by us within 90 days, we will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain material U.S. federal income tax consequences relating to the exchange of old notes for new notes in the exchange offer. This discussion does not address all tax aspects relating to the exchange nor does it address state, local or foreign tax considerations or any U.S. federal tax considerations other than U.S. federal income tax. This discussion deals only with the material U.S. federal income tax consequences to persons who hold such notes as capital assets for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to any particular holder of notes and does not deal with persons who may be subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, controlled foreign corporations, passive foreign investment companies, former residents or citizens of the United States, tax-exempt organizations, individual retirement and other tax-deferred accounts, dealers in securities or currencies, holders that hold the notes as a position in a hedge, straddle, constructive sale transaction, conversion transaction, "synthetic security" or other integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, and persons subject to alternative minimum tax. The discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and the Treasury Regulations promulgated thereunder, and rulings and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein. We have not and will not seek any rulings from the Internal Revenue Service ("IRS") regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange offer that are different from those discussed below.

        This discussion of the material U.S. federal income tax consequences of the exchange of old notes for new notes is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it relating to the exchange, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable law.

Consequences of Tendering Restricted Notes

        The exchange of old notes for new notes (with substantially identical terms) in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted tax basis, holding period, and amount of original issue discount and acquisition premium (if any) in the new notes as it had in the old notes immediately before the exchange. The U.S. federal income tax consequences of holding and disposing of such new notes will be the same as those applicable to the old notes.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale until the earlier of 180 days after the closing of this exchange offer or the date on which each such broker-dealer has resold all new notes acquired by it in this exchange offer.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Until the earlier of 180 days after the closing of this exchange offer or the date on which each such broker-dealer has resold all new notes acquired by it in this exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Pursuant to the registration rights agreement, we have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the holders of the notes) other than dealers' and brokers' discounts and commissions and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Ballard Spahr LLP will pass upon certain legal matters relating to the exchange offer for the issuer.

EXPERTS

        The consolidated financial statements of Triumph Group, Inc. at March 31, 2009 and 2008, and for each of the three years in the period ended March 31, 2009, appearing in Triumph Group, Inc.'s Current Report on Form 8-K, filed on November 4, 2009 (including the financial statement schedule for the three years in the period ended March 31, 2009 included in Form 10-K for the year ended March 31, 2009), and the effectiveness of Triumph Group, Inc.'s internal control over financial reporting as of March 31, 2009, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information on file at the SEC's public reference facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings are available to the public from commercial document retrieval services and also available at the Internet website maintained by the SEC at http://www.sec.gov. You may also retrieve our SEC filings at our Internet website at www.triumphgroup.com. The information contained on our website is not a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and its exhibits. We are "incorporating by reference" information into this prospectus. This means that we are disclosing important information by referring to another document separately filed with the SEC. This information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us. We incorporate by reference the following documents in this offering memorandum:

  •
  our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (other than Items 6, 7 and 8 thereof, which were amended by the Current Report on Form 8-K filed on November 4, 2009 and which amendments are reflected in the information set forth in this offering memorandum);

  •
  those portions of our definitive proxy statement for our 2009 Annual Meeting of Stockholders on Schedule 14A filed on June 23, 2009 which were incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009; and

  •
  our Current Reports on Form 8-K filed on July 28, 2009, August 3, 2009, August 11, 2009, August 19, 2009, September 23, 2009, November 4, 2009 and November 19, 2009 (excluding information furnished under Items 2.02, 7.01 or 9.01).

        We also incorporate by reference into this prospectus any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or any other information "furnished" to the SEC, unless specifically stated otherwise) after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus or the offering is otherwise terminated.

        We encourage you to read our periodic and current reports, as they provide additional information about us that prudent investors find important. You may request a copy of these filings without charge by writing to or by telephoning us at the following address:

Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, Pennsylvania 19087
(610) 251-1000
Attention: Investor Relations

        We have not authorized any dealer or salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current only as of the date of this prospectus unless the information specifically indicates that another date applies.

        All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$175,000,000

TRIUMPH GROUP, INC.

Offer to Exchange

All Outstanding 8% Senior Notes due 2017
issued November 16, 2009
($175,000,000 aggregate principal amount outstanding)
for newly-issued, registered
8% Senior Notes Due 2017

PROSPECTUS

February 16, 2010